Form 10-K405, Exhibit 13
period 1996-12-31
OSTEX INTERNATIONAL INC /WA/
filed 1997-03-31
CIK 932631

                         Selected Financial Highlights

(In thousands, except per share data)
Fiscal Year Ended December 31,                 1996        1995      1994        1993       1992
Statement of Operations Data:
Revenues:

         Product sales and research

                  testing services         $  2,860    $  1,830   $  1,152   $    417    $     -
         Research and development fees        1,087       1,495        630        585        675
         Licensing fees                           -           -          -        900        900
                                           --------    --------   --------   --------    -------
                  Total revenues              3,947       3,325      1,782      1,902      1,575

Operating expenses:

         Costs of products sold                 926         603        517        226          -
         Research and development             3,163       3,200      3,308      1,940      1,279
         Selling, general and              --------    --------   --------   --------    -------
                  administrative              9,201       6,583      2,222      1,754      1,160

                  Total operating expenses   13,290      10,386      6,047      3,920      2,439

Loss from operations                         (9,343)     (7,061)    (4,265)    (2,018)      (864)
Other income (expense):
Interest income                               1,317       1,684        194        128         75
Interest expense                                (44)          -          -          -          -
                                           --------    --------   --------   --------    -------
Net loss                                   $ (8,070)   $ (5,377)  $ (4,071)  $ (1,890)   $  (789)
                                           ========    ========   ========   ========    =======

Net loss per common and

         common equivalent share           $   (.65)   $   (.45)  $   (.47)         -          -
                                           --------    --------   --------   --------    -------
Weighted average number of
         common and common

         equivalent shares outstanding       12,441      11,929      8,737          -          -
                                           --------    --------   --------   --------    -------

(In thousands)

December 31,                                   1996        1995       1994       1993        1992

Balance Sheet Data:
Cash, cash equivalents and

    short-term investments                 $ 21,229    $ 27,794    $ 3,668    $ 7,916     $ 2,688
Working capital                              20,901      28,361      3,172      7,890       2,988
Total assets                                 25,691      32,841      5,590      8,807       3,495
Accumulated deficit                         (21,864)    (13,794)    (8,417)    (4,346)     (2,456)
Total shareholders' equity                   23,526      31,518      4,698      8,460       3,348


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

OVERVIEW

Ostex International, Inc. (the "Company") is engaged in the discovery, development and commercialization of diagnostics and therapeutics for diseases of the skeleton and connective tissues. The Company believes its lead product, the Osteomark(R) assay, incorporates breakthrough technology in the area of bone resorption measurement. Ostex has formed collaborative relationships with a number of leading diagnostic and pharmaceutical companies to aid in the commercialization of the Osteomark test.

This Management's Discussion and Analysis of Financial Condition and Results of Operations includes a number of forward-looking statements which reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those discussed below, that could cause actual results to differ materially from historical results or those anticipated. Words used herein such as "believes," "anticipates," "expects," "intends," and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. In addition, the disclosures on page 12 under the caption "Other Factors that May Affect Operating Results," consist principally of a brief discussion of risks which may affect future results and are thus, in their entirety, forward-looking in nature. Readers are urged to carefully review and consider the various disclosures made by the Company in this report and in the Company's other reports filed with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for fiscal year ended December 31, 1996, that attempt to advise interested parties of the risks and factors that may affect the company's business.

On May 8, 1995, the Osteomark test first became commercially available in the United States as a urinary assay that provides a quantitative measure of the excretion of cross-linked N-telopeptides of type I collagen ("NTx") as an indicator of human bone resorption. Prior to becoming commercially available, the Osteomark test was available domestically only for research purposes.

To date, the Company's revenues have consisted primarily of product sales and fees for research testing services, as well as licensing, research and development fees from Mochida Pharmaceutical, Co., Ltd. ("Mochida"), Johnson & Johnson Clinical Diagnostics, Inc. ("Johnson & Johnson") and Boehringer Mannheim Diagnostics ("Boehringer Mannheim"). Mochida has agreed to pay Ostex up to approximately $6,600,000 in a combination of licensing fees and research and development milestone payments, of which $5,350,000 has been earned to date. Pursuant to the research and development agreement, Mochida has an option to license the NTx serum assay under development. Future payments totaling $1,250,000 are contingent upon Mochida's decision to exercise its option to license the NTx serum assay and achievement of certain milestones.

Expenses incurred have been primarily for selling, administrative, research and development activities and have exceeded revenues in each year since the Company's inception. As of December 31, 1996, the Company had an accumulated deficit of $21,864,000. Successful future operations depend upon the Company's ability to effectively commercialize and market its products. The Company will require a substantial amount of additional funds to develop new products and to fund the level of selling, general and administrative expenses that the Company expects to incur in connection with its product commercialization efforts in the next several years.

RESULTS OF OPERATIONS

     Years Ended December 31, 1996, 1995 and 1994. The Company had revenues of $3,947,000 for the year ended December 31, 1996, compared to $3,325,000 and $1,782,000in the years ended December 31, 1995 and 1994, respectively. Research and development fees received during 1996 totaled $1,087,000, almost all from Mochida. Research and development fees in 1995 amounted to $1,495,000 and consisted of $1,000,000 from Johnson & Johnson and $495,000 from Mochida. This is compared to $630,000 in 1994, consisting of $450,000 from Boehringer Mannheim and $180,000 from Mochida.

Revenue from product sales and research testing services for the year ended December 31, 1996 was $2,860,000, compared to $1,830,000 and $1,152,000 in the years ended December 31, 1995 and 1994, respectively. The increase of $1,030,000 in 1996 revenue is attributable to higher volumes of Osteomark kits sold to laboratories and distributors worldwide during the year. The increase of $678,000 in 1995 is attributable to higher billings for research testing services sold to companies conducting drug development trials and higher volumes of kits sold in the U.S. for investigation and research use. The Company's cost of products sold totaled $926,000 for the year ended December 31, 1996, compared to $603,000 and $517,000 for the same periods in 1995 and 1994, respectively. The gross profit rate on product sales for the year ended 1996 was 68%, compared to 67% for 1995 and 55% for 1994. The change in gross profit rate from 1994 to 1995 was a function of increased volume and overall efficiency gains made in part by improvements in the production process.

The Company's research and development expenditures totaled $3,163,000, $3,200,000, and $3,308,000, in 1996, 1995, and 1994, respectively. Research and development expenditures have remained steady from 1995 to 1996 due to an increase in research and development grants and royalties paid to the Washington Research Foundation ("WRF") offset by decreased clinical trial expenditures due to the completion of one of its clinical trial in November 1995. The decrease in 1995 compared to 1994 is due primarily to the completion of the Company's first clinical trial.

Selling, general and administrative expenses totaled $9,201,000, $6,583,000, and $2,222,000, in 1996, 1995 and 1994, respectively. The 40% increase from 1995 to 1996 is due primarily to the implementation of marketing programs to support the Osteomark assay in the United States, the addition of sales personnel to support these efforts, increased legal costs involved with the Boehringer Mannheim arbitration and patent litigation costs. The 196% increase from 1994 to 1995 is due to the implementation of marketing programs, including national newspaper and magazine advertising campaigns, test market initiatives and other efforts to support the launch of the Osteomark test domestically. The addition of sales personnel to support the field selling effort, legal fees associated with pursuing patent infringement cases and increased costs associated with becoming a public company at the beginning of 1995 also contributed to the significantly higher levels of selling, general and administrative expenses in 1995.

Interest income totaled $1,317,000, $1,684,000, and $194,000 for the years ended December 31, 1996, 1995, and 1994, respectively. The decrease in 1996 was primarily due to lower average invested balances resulting from financing the Company's operations. The increase from 1994 to 1995 was due to higher invested balances resulting from investment of the proceeds from the public offering of Company common stock in February 1995.

At December 31, 1996, the Company had tax net operating loss carryforwards of $26,994,000, which will begin to expire in 2004. Income taxes are provided in the Statements of Operations as required by Statement of Financial Accounting
Standards No. 109, "Accounting For Income Taxes" ("SFAS No. 109"). Under SFAS No. 109, deferred taxes are determined using an asset and liability approach. The Company has determined that the tax assets do not satisfy the recognition criteria set forth in SFAS No. 109. Accordingly, a valuation adjustment has been recorded against the applicable deferred tax assets, and therefore no tax benefit has been recorded.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations from inception primarily through three private placements of preferred stock that provided approximately $12,800,000 aggregate proceeds, and its initial public offering of 3,645,642 shares of common stock that provided net proceeds of approximately $32,000,000. Additional funds of approximately $12,500,000 have been generated through sales of Osteomark assay kits and fees for research testing services, and collaborative research and licensing agreements. As of December 31, 1996, the Company had $21,229,000 in cash and cash equivalents and short-term investments, working capital of $20,901,000 and total shareholders' equity of $23,526,000. During 1996, cash, cash equivalents and short-term investments decreased by $6,565,000, working capital decreased by $7,460,000 and shareholders' equity decreased by $7,992,000.

During 1996, the Company used $6,787,000 of cash for operating activities and approximately $495,000 for the purchase of laboratory, manufacturing and office equipment. The Company entered into a note agreement that provides up to $1,500,000 for expansion of manufacturing and administrative facilities and has borrowed $746,000 against the note. The note is repayable in 48 equal monthly installments of principal and interest of $19,784. As of December 31, 1996, outstanding borrowings under this agreement amounted to $672,000. The Company is committed to spend approximately $1,000,000 during 1997 for relocation (and expansion) of its laboratory facilities, $500,000 of which will be financed with proceeds from the note agreement.

The Company's future capital requirements depend upon many factors, including effectiveness of Osteomark assay commercialization activities and arrangements; continued scientific progress in its research and development programs; progress toward development of the O-CSF technology, which potentially has therapeutic uses; the costs involved in filing, prosecuting and enforcing patent claims; the costs involved in legal efforts to enforce patent rights and distribution contracts; and the time and costs involved in obtaining regulatory approvals. Additional funds from equity or debt financing may be required. There can be no assurance that such additional funds will be available on favorable terms, if at all. Because of the Company's significant long-term cash requirements, it may seek to raise additional capital if conditions in the public equity markets are favorable, even if the Company does not have an immediate need for additional cash at that time. If additional financing is not available, the Company anticipates that its existing available cash, its future license and research revenues from existing collaboration agreements, product sales and interest income from short-term investments will be adequate to satisfy its capital requirements and to fund operations through at least 1998. In addition, the Company was awarded $6,400,000 as a result of the arbitration of a dispute with Boehringer Mannheim. Boehringer Mannheim has indicated in post-arbitration motions that it plans to appeal the award.

OTHER FACTORS THAT MAY AFFECT OPERATING RESULTS

The Company's operating results may fluctuate due to a number of factors including, but not limited to, volume and timing of product sales, pricing, market acceptance of the Company's products, changing economic conditions in the healthcare industry, delays and increased costs of product and technology development, the Company's ability to develop and maintain collaborative arrangements, the outcome of litigation, and the effect of the Company's accounting policies and other risk factors detailed in the Company's 1996 Form 10-K and other SEC filings. All of the foregoing factors are difficult for the Company to predict and can materially adversely affect the Company's business and operating results.

                                 BALANCE SHEETS

(In thousands, except share amounts)

December 31,                                                        1996            1995
ASSETS
Current Assets:

         Cash and cash equivalents                             $   1,289       $   6,241
         Short-term investments                                   19,940          21,553
         Trade receivables, net of allowance
           of $25 in 1996                                            640           1,077
         Interest receivable                                         365             482
         Inventory, at cost                                          153             236
         Other                                                       156              95
                                                               ---------       ---------
                  Total current assets                            22,543          29,684
                                                               ---------       ---------

Property, Plant and Equipment, at cost                             3,573           3,078
         Less-- accumulated depreciation and amortization         (1,099)           (597)
                                                               ---------       ---------

                  Property, plant and equipment, net               2,474           2,481
                                                               ---------       ---------
Other Assets, net                                                    674             676
                                                               ---------       ---------
                  Total assets                                 $  25,691       $  32,841
                                                               =========       =========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:

         Accounts payable                                      $   1,259       $   1,155
         Accrued expenses                                            234             168
         Note payable                                                149               -
                                                               ---------       ---------
                  Total current liabilities                        1,642           1,323
                                                               ---------       ---------
Non-Current Liabilities:
         Note payable, net of current portion                        523               -
                                                               ---------       ---------

Commitments and Contingencies

Shareholders' Equity:

         Common stock, $.01 par value, 50,000,000
           shares authorized; 12,441,617 and 12,432,667

           issued and outstanding, respectively                      125             125
         Additional paid-in capital                               45,195          45,121
         Unrealized gain on short-term investments                    70              66
         Accumulated deficit                                     (21,864)        (13,794)
                                                               ---------       ---------
                  Total shareholders' equity                      23,526          31,518
                                                               ---------       ---------
                  Total liabilities and shareholders' equity   $  25,691       $  32,841
                                                               =========       =========

The accompanying notes are an integral part of these financial statements.

                            STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

Year Ended December 31,                                           1996          1995         1994
Revenue:
         Product sales and research testing services          $  2,860      $  1,830     $  1,152
         Research and development fees                           1,087         1,495          630
                                                              -----------------------------------
                  Total revenues                                 3,947         3,325        1,782
                                                              -----------------------------------
Operating Expenses:
         Costs of products sold                                    926           603          517
         Research and development                                3,163         3,200        3,308
         Selling, general and administrative                     9,201         6,583        2,222
                                                              -----------------------------------
                  Total operating expenses                      13,290        10,386        6,047
                                                              -----------------------------------
                  Loss from operations                          (9,343)       (7,061)      (4,265)
Other Income (Expense):

         Interest income                                         1,317         1,684          194
         Interest expense                                          (44)            -            -
                                                              -----------------------------------
                  Net loss                                    $ (8,070)     $ (5,377)    $ (4,071)
                                                              ===================================

Net loss per common and common equivalent share               $   (.65)     $   (.45)    $   (.47)
                                                              -----------------------------------
Weighted average number of common and common
         equivalent shares outstanding                          12,441        11,929        8,737
                                                              -----------------------------------

The accompanying notes are an integral part of these financial statements.

                            STATEMENTS OF CASH FLOWS

(In thousands)

Year Ended December 31,                                                                      1996         1995         1994
Cash Flows from Operating Activities:
         Net loss                                                                      $   (8,070)  $   (5,377)  $   (4,071)
         Adjustments to reconcile net loss to net cash used in
                  operating activities

                           Depreciation and amortization                                      504          295          153
                           Compensation expense from stock awards and grants                   33           40           84
                           Decrease (increase) in receivables                                 554       (1,318)         (37)
                           Decrease (increase) in inventory                                    83         (161)          19
                           Increase in other current assets                                   (61)         (15)         (45)
                           Increase in accounts payable and accrued expenses                  170          511          465
                           Loss on disposal of property, plant and equipment                    -            -            5
                                                                                       ------------------------------------
                                    Net cash used in operating activities                  (6,787)      (6,025)      (3,427)
                                                                                       ------------------------------------
Cash Flows from Investing Activities:

         Purchases of short-term investments                                              (22,958)     (52,521)      (7,249)
         Proceeds from sales and maturities of short-term investments                      24,575       32,996       10,288
         Purchases of property, plant and equipment                                          (495)      (1,746)        (574)
         Long-term investments                                                                  -         (500)        (232)
                                                                                       ------------------------------------
                                    Net cash provided by (used in) investing activities     1,122      (21,771)       2,233
                                                                                       ------------------------------------
Cash Flows from Financing Activities:
         Net proceeds from issuance of common stock

                  and exercise of stock options                                                41       32,166          225
         Deferred offering costs                                                                -            -         (240)
         Proceeds from borrowings on note payable                                             746            -            -
         Payments on note payable                                                             (74)           -            -
         Proceeds from stock subscription payment                                               -          165            -
                                                                                       ------------------------------------
                                    Net cash provided by (used in) financing activities       713       32,331          (15)
                                                                                       ------------------------------------
                                    Net (Decrease) Increase in Cash and Cash Equivalents   (4,952)       4,535       (1,209)
                                    Cash and Cash Equivalents, beginning of period          6,241        1,706        2,915
                                                                                       ------------------------------------
                                    Cash and Cash Equivalents, end of period           $   1,289    $   6,241    $   1,706
                                                                                       ====================================

The accompanying notes are an integral part of these financial statements.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands, except per share amounts)

                                                                        Unrealized

                           Preferred Stock   Common Stock   Additional   Gain on          Stock                            Total
                                                              Paid-In   Short-term    Subscriptions  Accumulated    Shareholders'
                           Shares   Amount  Shares   Amount   Capital  Investments      Receivable       Deficit          Equity
                           -----------------------------------------------------------------------------------------------------

Balance, December 31, 1993 $1,059     $ 10  $2,720    $ 27   $ 12,934   $  -              $(165)     $   (4,346)       $  8,460
  Issuance of common stock
   in exchange for license
   granted - February 10,
   1994 ($5.00 per share)       -        -       5       -        25       -                  -               -              25
  Compensation expense
   for stock option grants      -        -       -       -        59       -                  -               -              59
  Stock options and
   warrants exercised           -        -     286       3       222       -                  -               -             225
  Net loss                      -        -       -       -         -       -                  -          (4,071)         (4,071)
                           ----------------------------------------------------------------------------------------------------
Balance, December 31, 1994  1,059       10   3,011      30     13,240      -               (165)         (8,417)          4,698
  Sale of common stock
   in initial public
   offering and conversion
   of preferred stock      (1,059)     (10)  9,153      92     31,468      -                  -               -          31,550
  Compensation expense
   for stock option
   grants                       -        -       -       -        40       -                  -               -              40
  Stock options and
   warrants exercised           -        -     269       3       373       -                  -               -             376
  Payment for subscription
   receivable                   -        -       -       -         -       -                165               -             165
  Unrealized gain on
   short-term investments       -        -       -       -         -      66                  -               -              66
  Net loss                      -        -       -       -         -       -                  -          (5,377)         (5,377)
                           ----------------------------------------------------------------------------------------------------
Balance, December 31, 1995      -        -   12,433    125     45,121     66                  -         (13,794)         31,518
  Compensation expense
   for stock option grants      -        -       -       -        33       -                  -               -              33
  Stock options exercised       -        -       9       -        41       -                  -               -              41
  Unrealized gain on
   short-term investments       -        -       -       -         -       4                  -               -               4
  Net loss                      -        -       -       -         -       -                  -          (8,070)         (8,070)
                           ----------------------------------------------------------------------------------------------------
Balance, December 31, 1996      -    $   -  $12,442   $125   $ 45,195   $ 70              $   -      $  (21,864)       $ 23,526
                           ====================================================================================================

The accompanying notes are an integral part of these financial statements.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1.  ORGANIZATION AND SUMMARY OF
         SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Ostex International, Inc. (the "Company") is engaged in the discovery, development and commercialization of diagnostics and therapeutics for diseases of the skeleton and connective tissues. The Company believes its lead product, the Osteomark assay, incorporates breakthrough technology in the area of bone resorption measurement. Ostex has formed collaborative relationships with a number of leading diagnostic and pharmaceutical companies to aid in the commercialization of the Osteomark test.

The Company markets the Osteomark assay through distributors and its own sales force. While the United States has been the Company's principal market, an increasing percentage of the Company's sales are overseas, primarily in Europe.

The Company was incorporated in the state of Washington on May 11, 1989 and completed its initial public offering ("IPO") of common stock in February 1995. Prior to the year ended December 31, 1995, the Company was considered to be in the development stage for financial reporting purposes.

ESTIMATES AND UNCERTAINTIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

REVENUE RECOGNITION

License and research and development fees are recognized when the related contract is signed and upon attainment of the agreed-upon milestones. Research testing fees are recognized when the services are substantially complete. Product sales are recognized upon shipment.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost and

depreciated on the straight-line method over the estimated useful life of the asset. Estimated lives range from five to 10 years. Depreciation expense charged to operations during 1996, 1995 and 1994 was $502,000, $294,000 and $153,000,
respectively.

SHORT-TERM INVESTMENTS

The Company considers all of its investments as "available

for sale," reporting them at fair market value with unrealized gains and losses included in Shareholders' Equity. Realized gains and losses and declines in value of securities judged to be other-than-temporary are included in income.

INVENTORY

Inventory consists principally of raw materials and finished goods. Inventories are stated at the lower of cost (first-in, first-out) or market.

STATEMENTS OF CASH FLOWS

For the purpose of the statements of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents. The carrying amount approximates fair value due to the short maturity of these instruments.

NET LOSS PER COMMON AND COMMON
EQUIVALENT SHARE

For the years ended December 31, 1996 and 1995, net loss per common and common equivalent share was based on the weighted average number of common shares outstanding during each period. The 1994 net loss per share computation assumes all series of convertible preferred stock outstanding at December 31, 1994 had been converted to common stock as of January 1, 1994. The actual conversion occurred in 1995 in connection with the completion of the Company's IPO. Common stock equivalents in 1994 include shares issuable upon the exercise of outstanding stock options or warrants granted within one year of the IPO.

ADVERTISING

The production costs of advertising are expensed as incurred.

NOTE 2.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at December 31, 1996 and 1995, consisted of the following (in thousands):

                                        1996      1995

Leasehold improvements               $ 1,463   $ 1,346
Laboratory and manufacturing
         equipment                     1,198     1,045
Computers and office equipment           912       687
                                     -----------------
                                       3,573     3,078

Accumulated depreciation              (1,099)     (597)
                                     -----------------
Net property, plant and equipment    $ 2,474   $ 2,481
                                     =================

NOTE 3.  SHORT-TERM INVESTMENTS

The Company's short-term investments at December 31, 1996 and 1995, consisted of the following (in thousands):

                                        1996      1995

United States treasury obligations   $ 8,807  $ 15,082
Federal agency obligations and
         discount notes                7,636     2,626
Corporate and municipal bonds          3,427     1,815
Commercial paper                           -     1,964
Unrealized gain on short-term
         investments                      70        66
                                    ------------------
                                    $ 19,940  $ 21,553
                                    ==================

The maturity of all classes of the Company's short-term investments was less than two years at December 31, 1996 and 1995.

NOTE 4.  OTHER ASSETS

Other assets include investments totaling $637,000 in preferred stock of Metrika Laboratories, Inc., a privately held medical device company in the development stage. The investment represents an ownership interest of less than 10% and is recorded in the accompanying financial statements at cost.

NOTE 5.  ACCRUED EXPENSES

Accrued expenses at December 31, 1996 and 1995, consisted of the following (in thousands):

                                        1996      1995

Business taxes payable                 $ 127      $ 19
Accrued wages, benefits
         and payroll taxes               107       149
                                       ---------------
                                       $ 234     $ 168
                                       ===============


NOTE 6.  NOTE PAYABLE

In July 1996, the Company borrowed $746,000 under a secured promissory note agreement. The note agreement allows the Company to make additional borrowings up to a maximum of $1,500,000 for future capital needs. The note is secured by real property and equipment and is payable in equal monthly installments of principal and interest of $19,784. The interest rate is fixed at 12.5% for amounts owed as of December 31, 1996. Interest on any future borrowings will be based on the three-year U.S. Treasury Note at the time of securing the loan, plus a margin of 5.80%. During 1996, the Company made $44,000 in payments for interest.

Minimum principal payments are as follows (in thousands):

     1997                              $ 149
     1998                                183
     1999                                207
     2000                                133
                                       -----
                                       $ 672
                                       =====

NOTE 7.  SHAREHOLDERS' EQUITY

INITIAL PUBLIC OFFERING

On January 25, 1995, the Company completed its initial public offering of 3,645,642 shares of common stock at

$9.50 per share for proceeds of $34,634,000 less underwriting discounts, commissions and other offering costs approximating $3,085,000. Convertible preferred stock outstanding immediately prior to the closing was converted into 5,506,464 shares of common stock.

STOCK OPTION PLANS

The Company has an Amended and Restated Stock Option Plan, which was originally adopted in 1989 (the "Old Plan"), under which a total of 1,653,000 shares of common stock are reserved for issuance. As of December 31, 1996, 479,000 shares have been exercised, and 1,174,000 shares are subject to outstanding options at exercise prices ranging from $.08 to $5.00 per share with a remaining weighted-average contractual life of six years. No further options may be granted by the Company under the Old Plan, which is administered by the Compensation Committee of the Board of Directors. These options vest over periods of three to four years. Total options vested under the Old Plan were 856,000, 603,000 and 707,500 shares, respectively, as of December 31, 1996, 1995 and 1994. The weighted-average exercise price of these vested options was $3.68 as of December 31, 1996. All options granted under the Old Plan expire either 90 days after termination of employment or 10 years from the date of grant, whichever occurs first.

Prior to the Company's IPO, the Company granted nonqualified options whose exercise price was below the estimated fair market value of the Company's common stock on the dates of grant. The difference between the grant price and the estimated fair market value on the dates of grant was recognized as compensation expense over the vesting period of the option. Total compensation expense recognized was approximately $33,000, $40,000 and $59,000 in 1996, 1995 and 1994, respectively. Compensation expense to be recognized in future periods related to these grants was approximately $6,000 as of December 31, 1996.

In June 1994, the Company adopted its 1994 Stock Option Plan (the "1994 Plan") and its Directors' Nonqualified Stock Option Plan (the "Directors' Plan"). An aggregate of 1,000,000 shares of common stock were collectively reserved for issuance under these plans. As of December 31, 1996, options for 1,000 shares had been exercised, and 654,000 shares are subject to outstanding options at exercise prices ranging from $8.75 to $17.13 per share with a remaining weighted-average contractual life of nine years.

All options granted under the 1994 Plan and Directors' Plan expire either 90 days after termination of employment or 10 years from the date of grant, whichever occurs first. All options have been granted at the market value of the common stock on the date of grant and vest over three to four years. Total options vested under the 1994 Plan and Directors' Plan were 58,000 at December 31, 1996 and none in prior years. The weighted-average exercise price of vested options was $9.23 as of December 31, 1996.

Information relating to activity under the Company's stock option plans is as follows:

                                                     Weighted
                                        Shares        Average
                                    Subject to       Exercise
                                        Option          Price

Balance, December 31, 1993             973,750         $ 1.26
         Granted                       776,750           5.00
         Exercised                    (192,185)           .80
         Canceled                      (13,125)          4.33
                                     ------------------------
Balance, December 31, 1994           1,545,190           3.19
         Granted                       245,500           9.09
         Exercised                    (268,786)          1.38
         Canceled                      (90,625)          3.56
                                     ------------------------
Balance, December 31, 1995           1,431,279           4.51
         Granted                       446,000          12.30
         Exercised                      (8,950)          4.56
         Canceled                      (40,703)          9.64
                                     ------------------------
Balance, December 31, 1996           1,827,626         $ 6.61
                                     ========================

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Accordingly, no compensation cost has been recognized for stock options issued at market value on the date of grant. Had compensation cost for the Company's stock option plans been determined based on the fair value of the options at the grant date for awards in 1996 and 1995 consistent with the provisions of SFAS No. 123, the Company's net loss and net loss per common equivalent share would have been increased to the pro forma amounts indicated below (in thousands):

                                        1996        1995

Net loss - as reported              $ (8,070)   $ (5,377)
Net loss - pro forma                $ (8,729)   $ (5,528)
Net loss per common and common
  equivalent share - as reported      $ (.65)     $ (.45)
Net loss per common and common
  equivalent share - pro forma        $ (.70)     $ (.46)

The fair value of each option grant is established on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995: zero dividend yield; expected volatility of 59%; risk-free interest rates varying by grant date between 5.8% and 6.5%; and expected lives of five years. Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. The weighted-average grant date fair value of options granted during 1996 and 1995 according to the Black-Scholes option pricing model was $7.00 and $5.11.

NOTE 8.  LICENSING AGREEMENTS

Under the Company's worldwide exclusive license agreements with the Washington Research Foundation ("WRF") for the Urinary Assay for Measuring Bone Resorption and Osteoclast Colony Stimulating Factor ("O-CSF") technologies, the Company has the right to manufacture and market these technologies developed from certain research by the Univer-sity of Washington ("UW"). As consideration for the licenses acquired and for the attainment of certain milestones, the Company paid WRF certain nonrefundable fees and issued common stock to the WRF and UW. In addition, future cash payments and common stock grants may be due upon attainment of certain other milestones. Under the O-CSF license, both cash consideration paid and the market value of shares issued shall not exceed $500,000 for each therapeutic licensed product and $150,000 for each diagnostic licensed product. All legal costs incurred by WRF in connection with the filing, prosecution and maintenance of certain defined patent rights, will be paid by the Company. During 1996, 1995 and 1994, the Company incurred approximately $154,000, $379,000 and $220,000 of license fees, including the value of stock grants, and patent legal expenses. All license and legal fees and stock grants have been expensed as research and development costs. The Company is obligated to pay WRF royalties on net sales of any licensed products.

NOTE 9.  REVENUES

The Company has a license  agreement  and a research and  development  agreement with  Mochida.  Under the  license  agreement,  the  Company  granted  exclusive manufacturing, marketing and distribution rights to certain of the Company's products in Japan, and through December 31, 1996 had earned $2,000,000 in connection with this agreement. Under the research and development agreement, the Company earned fees of $1,080,000, $550,000 and $200,000 during 1996, 1995 and 1994, respectively. As of December 31, 1996, the Company had received all milestone payments contemplated by the research and development agreement. Mochida has an option to license the Company's NTx serum assay under development.

During 1995, the Company entered into research, development, license and supply agreements with Johnson & Johnson under which Ostex earned $1,000,000 during 1995. These agreements grant Johnson & Johnson a license to manufacture, sell and distribute certain products utilizing Ostex's bone resorption technology. Ostex will also receive royalties on Johnson & Johnson sales of products incorporating the Ostex technology.

NOTE 10. RELATED PARTY TRANSACTIONS

LEGAL AND CONSULTING SERVICES

The Company's chairman and chief executive officer is a nonpracticing director and shareholder in a law firm that provides legal services to the Company. During 1996, 1995 and 1994, the Company paid approximately $215,000, $386,000 and $516,000, respectively, for these services. The 1995 and 1994 amounts include cost of services rendered in connection with raising equity capital and, accordingly, have been recorded as a charge to shareholders' equity.

RESEARCH AGREEMENTS

The Company has entered into two research agreements with the University of Washington which extend through March 31, 1999. Total expense was $304,000, $185,000 and $316,000 during 1996, 1995 and 1994, respectively. Future minimum payments under these agreements as of December 31, 1996 are as follows (in thousands):

     1997                              $   535
     1998                                  469
     1999                                  200
                                       -------
                                       $ 1,204
                                       =======

NOTE 11. COMMITMENTS AND CONTINGENCIES

LEASES

The Company has entered into certain noncancelable operating leases for office space and equipment. Future minimum payments as of December 31, 1996 under these leases are as follows (in thousands):

     1997                                 $   564
     1998                                     490
     1999                                     490
     2000                                     484
     2001                                     491
                                          -------
                                          $ 2,519
                                          =======

Total rent expense was approximately $538,000, $374,000 and $251,000 in 1996, 1995 and 1994, respectively.

LITIGATION

On August 25, 1995, the Company commenced an arbitration proceeding against Boehringer Mannheim for breach of contract. The hearing before a panel of the American Arbitration Association (the "Panel") was held in Seattle on September 3-11, 1996. On January 28, 1997, Ostex received a final award from the Panel. The Panel's award instructs Boehringer Mannheim to pay Ostex $5,720,000 in damages for lost profits, and $700,000 to reimburse Ostex for part of its attorneys' fees and expenses. The award provides that interest will be paid on such amounts, at the rate of 8% per annum, to the extent that such amounts remain unpaid 30 days from the January 28, 1997 date of the award. The Panel determined that Boehringer Mannheim breached a license agreement by failing to use its best efforts to effectively promote the Osteomark MTP kits. Boehringer Mannheim's counterclaims against Ostex were denied by the Panel. Boehringer Mannheim has indicated in post-arbitration motions that it plans to appeal the award. Accordingly, the award has not been reflected in the Company's financial statements as of December 31, 1996.

In June 1996, the Company filed an action in the United States District Court for the Western District of Washington against Osteometer Biotech A/S, a biotechnology company based in Denmark, and Diagnostic Systems Laboratories, Inc., for patent infringement. The Company believes Osteometer's bone resorption immunoassay incorporates technology which infringes on patented Ostex technology. In September 1996, the defendants filed a response denying infringement and counterclaimed that Ostex's patent is invalid and unenforceable. The lawsuit is scheduled for trial commencing December 2, 1997. At the present time management cannot estimate the outcome of the infringement action.

NOTE 12. FEDERAL INCOME TAXES

Deferred taxes are determined using an asset and liability approach. The Company has incurred operating losses |since inception and accordingly has determined that the net deferred tax assets do not satisfy recognition criteria. Therefore, a valuation allowance has been recorded against the net deferred tax assets and no tax benefit has been recorded in the accompanying statements of operations. The change in the valuation allowance during 1996 and 1995 was $2,755,000 and $3,475,000, respectively. The Company's deferred tax assets (liabilities) at December 31, 1996 and 1995 are as follows (in thousands):

                                        1996        1995

Net operating loss carryforward     $  9,448     $ 6,576
Research and experimentation
         credits                          62         135
Excess of market value over the
         exercise price of common
         stock options                    77          65
Section 195 start-up expenses             52         151
Amortization and depreciation            (44)        (64)
Other                                     68          45
                                    --------------------
Gross deferred tax asset               9,663       6,908
Valuation allowance                   (9,663)     (6,908)
                                    --------------------
Net deferred tax asset              $      -     $     -
                                    ====================

At December 31, 1996, the Company had tax net operating loss carryforwards of $26,994,000, which will begin to expire in 2004.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Ostex International, Inc.:

We have audited the accompanying balance sheets of Ostex International, Inc. (a Washington corporation) as of December 31, 1996 and 1995, and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ostex International, Inc. as of December 31, 1996 and 1995 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                             /S/  Athur Andersen L.L.P.

Seattle, Washington,
February 12, 1997

                              CORPORATE DIRECTORY

EXECUTIVE OFFICERS AND DIRECTORS

H. RAYMOND CAIRNCROSS

Chairman of the Board of Directors, Co-Founder, and Chief Executive Officer

ROBERT J. GLASER

Director, President, and Chief Operating Officer

ROBERT M. LITTAUER

Senior Vice President, Finance and Administration

JEFFREY J. MILLER, PH.D., J.D.

Senior Vice President, Corporate Development,Secretary

THOMAS F. BRODERICK

Vice President, Intellectual Property

NANCY J.S. MALLINAK

Vice President, Regulatory and Clinical Affairs

WILLIAM K. STRELKE

Vice President, Sales and Marketing

JOHN WYNNE

Vice President, European Operation

THOMAS J. CABLE
Director;

Partner and Co-Founder,
Cable & Howse Ventures, Inc.

DAVID R. EYRE, PH.D.
Director and Co-Founder;
Burgess Chair of Orthopedic Research,
University of Washington

GILBERT S. OMENN, M.D., PH.D.
Director;
Dean, School of Public Health, University of Washington

GREGORY D. PHELPS
Director;
Senior Vice President,
Genzyme Corporation

SCIENTIFIC ADVISORY BOARD

CHARLES H. CHESNUT III, M.D.
Chair, Ostex Scientific Advisory Board;
Professor of Medicine and Radiology,
Professor of Nutritional Sciences,
Adjunct Professor of Orthopedics,
University of Washington

ELIZABETH BARRETT-CONNOR, M.D.
Professor and Chair,
Family and Preventive Medicine,
Director, Division of Epidemiology,
University of California, San Diego

DAVID R. EYRE, PH.D.
Burgess Chair of Orthopedic Research, Adjunct Professor of Biochemistry and
Oral Biology, Director, Osteoporosis Research Laboratories, University of Washington

HERBERT A. FLEISCH, PH.D.
Professor and Chairman, Department of Pathophysiology, University of Berne, Berne, Switzerland

C. CONRAD JOHNSTON, JR. M.D.
Professor of Medicine, Indiana School of Medicine, Director, Division of Endocrinology and Metabolism, Indiana University Medical Center

HOWARD JUDD, M.D.
Chairman, Department of Obstetrics and Gynecology, Olive View/UCLA Medical Center; Professor, Department of Obstetrics and Gynecology, Chief, Division of Reproductive Endocrinology, UCLA Clinical Center for Women's Health Initiative

ROBERT LINDSAY, M.D., PH.D.
Chief of Internal Medicine, Helen Hayes Hospital, New York; President, National Osteoporosis Foundation

ALLAN LIPTON
Professor, Departments of Medicine; Chief, Division of Oncology, The Milton
S. Hershey Medical Center, The Pennsylvania State University

SOCRATES PAPAPOULOS, M.D.
Associate Professor of Medicine, Director of Bone and Mineral Research, Department of Endocrinology and Metabolism, University of Leiden Medical School, Leiden, The Netherlands

VERONICA RAVNIKAR, M.D.
Professor  of  Obstetrics   and   Gynecology,   Director  of   Reproductive
Endocrinology and Infertility, University of Massachusetts Medical Center

FREDERICK R. SINGER, M.D.
Medical Director, Osteoporosis/Metabolic Bone Disease Program, St. Johns Hospital and Health Center; Professor of Medicine in Residence, UCLA

CORPORATE HEADQUARTERS

OSTEX INTERNATIONAL, INC.
2203 Airport Way South, Suite 400
Seattle, WA  98134-9967
Tel:     (206) 292-8082
Fax:     (206) 292-8625

INDEPENDENT ACCOUNTANTS

ARTHUR ANDERSEN LLP
801 Second Avenue, Suite 800
Seattle, WA  98104

LEGAL COUNSEL

CAIRNCROSS & HEMPELMANN
701 Fifth Avenue, 70th Floor
Seattle, WA  98104

TRANSFER AGENT AND REGISTRAR

CHASEMELLON SHAREHOLDER SERVICES L.L.C.
520 Pike Street, Suite 1220
Seattle, WA  98101

INVESTOR RELATIONS

LIPPERT/HEILSHORN & ASSOCIATES 300 Montgomery Street, Suite 1140 San Francisco, CA 94104

SEC FORM 10-K

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is available without charge upon written request to Investor Relations at the Company's headquarters.

SHAREHOLDERS OF RECORD

As of December 31, 1996, the Company had 156 registered shareholders of record of its common stock.

SHAREHOLDER INQUIRIES

Communications concerning transfer requirements, lost certificates and changes of address should be directed to the Transfer Agent. For general information about the Company and its activities, contact the Investor Relations Department at Company headquarters.

INFORMATION SERVICE

For timely information about Ostex, news releases are available via facsimile on the Company's News-on-Demand service by calling (800) 356-8061 or on the World Wide Web at http://www.hnt.com/bizwire/cnn/451.htm.

PRICE RANGE OF COMMON STOCK

The following table lists the high and low trading places for the Company's common stock as reported on the Nasdaq National Market System.

         1996                 High      Low
         1st quarter       $ 20.00  $ 12.25
         2nd quarter         16.25    9.125
         3rd quarter         11.50    6.625
         4th quarter          8.75     5.25
        ------------------------------------
         1995                 High      Low
         1st quarter       $ 10.88  $ 9.375
         (from January 25)
         2nd quarter         23.50     8.00
         3rd quarter         23.50    16.75
         4th quarter         25.00    16.00

The Company's common stock is traded on the Nasdaq National Market System under the symbol OSTX. No dividends have been paid on the common stock.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held Monday, June 2, 1997 at 9:00 am at the Bellevue Athletic Club, Bellevue, WA.

OSTEX WEBSITE

The Ostex Website is currently under development. For more information about Ostex, visit us at http://www.ostex.com.

Osteomark and Ostex are registered trademarks of Ostex International, Inc.