Form 10-K405, Exhibit 13
period 1997-12-31
OSTEX INTERNATIONAL INC /WA/
filed 1998-04-01
CIK 932631

OSTEX INTERNATIONAL, INC.
                            SELECTED FINANCIAL DATA


(IN THOUSANDS, EXCEPT PER SHARE DATA)
-------------------------------------------------------------------------------------------------------------------
Fiscal Year Ended December 31,                                     1997       1996       1995       1994      1993

Statement of Operations Data:
Revenues:
          Product sales and research testing services        $   3,658  $   2,860  $   1,830   $  1,152   $   417
          License and research and development fees                450      1,087      1,495        630     1,485
                                                             ------------------------------------------------------
          Total revenues                                         4,108      3,947      3,325      1,782     1,902
                                                             ------------------------------------------------------

Operating expenses:
          Costs of products sold                                   899        926        603        517       226
          Research and development                               4,470      3,163      3,200      3,308     1,940
          Selling, general and administrative                    8,031      9,201      6,583      2,222     1,754
                                                             ------------------------------------------------------
                     Total operating expenses                   13,400     13,290     10,386      6,047     3,920
                                                             ------------------------------------------------------
Loss from operations                                            (9,292)    (9,343)    (7,061)    (4,265)   (2,018)

Other income:
          Proceeds from legal settlement                         6,200          -          -          -         -
          Interest income, net                                     828      1,273      1,684        194       128
                                                             ------------------------------------------------------
                                                             ======================================================
Net loss                                                      $ (2,264)  $ (8,070)  $ (5,377)  $ (4,071)  $(1,890)
-------------------------------------------------------------======================================================

Basic and diluted net loss per common and
          common equivalent share                             $ (0.18)   $  (0.65)  $  (.045)  $ (0.47)    $    -
-------------------------------------------------------------======================================================

Shares used in calculation of net loss per share               $ 12,574   $ 12,441   $ 11,929   $  8,737  $     -
-------------------------------------------------------------======================================================


(IN THOUSANDS)
-------------------------------------------------------------------------------------------------------------------
December 31,                                                       1997       1996       1995       1994      1993

Balance Sheet Data:
Cash, cash equivalents and short-term
          investments                                          $ 18,965   $ 21,229   $ 27,794   $  3,668  $
                                                                                                             7,916
Working capital                                                  18,368     20,901     28,361      3,172     7,890
Total assets                                                     24,112     25,691     32,841      5,590     8,807
Accumulated deficit                                            (24,128)   (21,864)   (13,794)     (8,417)   (4,346)
Total shareholders equity                                      $ 21,644   $ 23,526   $ 31,518   $  4,698  $  8,460
-------------------------------------------------------------======================================================


MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Ostex International, Inc. (the "Company") is engaged in the discovery and commercialization of products associated with osteoporosis and other collagen-related diseases. The Company believes its lead product, the OSTEOMARK-registered trademark- test, incorporates breakthrough technology in the area of bone resorption measurement. Ostex has formed collaborative relationships with leading diagnostic and pharmaceutical companies to aid in the commercialization of Osteomark.

     This Management's Discussion and Analysis of Financial Condition and Results of Operations includes a number of forward-looking statements which reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those discussed below, that could cause actual results to differ materially from historical results or those anticipated. Words used herein such as "believes," "anticipates," "expects," "intends," and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. In addition, the disclosures on page 23 under the caption "Other Factors that May Affect Operating Results," consist principally of a brief discussion of risks which may affect future results and are thus, in their entirety, forward-looking in nature. Readers are urged to carefully review and consider the various disclosures made by the Company in this report and in the Company's other reports filed with the Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 10-K for fiscal year ended December 31, 1997, that attempt to advise interested parties of the risks and factors that may affect the Company's business.

     On May 8, 1995, the Osteomark test first became commercially available in the United States as a urinary assay that provides a quantitative measure of the excretion of cross-linked N-telopeptides of type I collagen ("NTx") as an indicator of human bone resorption. Prior to becoming commercially available, the Osteomark test was available domestically only for research purposes.

     To date, the Company's revenues have consisted primarily of product sales and fees for research testing services, as well as licensing, research and development fees from Mochida Pharmaceutical, Co., Ltd. ("Mochida"), and Johnson & Johnson Clinical Diagnostics, Inc. ("Johnson & Johnson"). Mochida has agreed to pay Ostex up to approximately $6,600,000 in a combination of licensing fees and research and development milestone payments, of which $5,850,000 has been received to date. Under the research and development agreement, Mochida has an option to license the NTx serum assay under development. Future payments totaling $750,000 are contingent upon Mochida's decision to exercise its option to license the NTx serum assay and achievement of certain milestones.

     Expenses incurred have been primarily for selling, administrative, research and development activities and have exceeded revenues in each year since the Company's inception. As of December 31, 1997, the Company had an accumulated deficit of $24,128,000. Successful future operations depend upon the Company's ability to effectively commercialize and market its products. The Company will require a substantial amount of additional funds to develop new products and to fund the level of selling, general and administrative expenses that the Company expects to incur in connection with its product commercialization efforts in the next several years.

RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995.

     The Company had revenues of $4,108,000 for the year ended December 31, 1997, compared to $3,947,000 and $3,325,000 for the years ended December 31, 1996 and 1995, respectively. Revenue from product sales and research testing services for the year ended December 31, 1997 was $3,658,000, compared to $2,860,000 and $1,830,000 in the years ended December 31, 1996 and 1995, respectively. The increase of $798,000 in 1997 and $1,030,000 in 1996 is attributable to higher volumes of Osteomark kits sold to laboratories and distributors worldwide during those years.

     License and research and development fees received during 1997 totaled $450,000, all from Mochida. License and research and development fees in 1996 totaled $1,087,000, primarily from Mochida. The $637,000 reduction in fees collected under license and research and development agreements with Mochida from 1996 to 1997 was expected and is due to attainment of scheduled milestones. In 1995 fees of $1,495,000 consisted of $1,000,000 from Johnson & Johnson and $495,000 from Mochida.

     The Company's cost of products sold totaled $899,000 for the year ended December 31, 1997, compared to $926,000 and $603,000 for the same periods in 1996 and 1995, respectively. The gross profit rate on product sales for the year ended 1997 was 75%, compared to 68% for 1996 and 67% for 1995. The change in gross profit rate from 1996 to 1997 and from 1995 to 1996 was a function of increased manufacturing volume and overall efficiency gains made in part by improvements in the production process. Increased manufacturing volume reduces unit cost by spreading certain fixed overhead expenses over a higher number of units produced.

     The Company's research and development expenditures totaled $4,470,000, $3,163,000, and $3,200,000, in 1997, 1996, and 1995, respectively. The
$1,307,000 increase from 1996 to 1997 was primarily attributable to funding the NTx test point-of-care development programs with Hologic, Inc. ("Hologic") and Metrika, Inc. ("Metrika"). In addition, research and development expenses increased due to the cost of clinical studies commenced at the end of 1996 and during 1997. Included in 1997 was a study for the determination of the NTx reference range in males, a study to complement physician interpretation of NTx results in postmenopausal women, and preliminary studies for the use of the Osteomark test in helping to identify bone metastases. Additionally, research and development expenditures increased in 1997 due to the extension of research grants to the University of Washington ("UW"). Expenditures remained steady from 1995 to 1996 due to an increase in research and development grants and royalties paid to the Washington Research Foundation ("WRF") offset by decreased clinical trial expenditures due to the completion of a clinical trial in November 1995.

     Selling, general and administrative expenses totaled $8,031,000, $9,201,000, and $6,583,000, in 1997, 1996 and 1995, respectively. The 13%
decrease from 1996 to 1997 was primarily due to the completion of the Company's free testing program in 1996 and the completion of a hearing before the American Arbitration Association against Boehringer Mannheim GmbH ("Boehringer Mannheim") in September 1996, partially offset by increased costs of litigation in connection with the Osteometer and C.R. Bard lawsuits (see Note number 11 on page 32 in the Notes to Financial Statements). The 40% increase in selling, general and administrative expenses from 1995 to 1996 was due primarily to the implementation of marketing programs to support the Osteomark test in the United States, the addition of sales personnel to support these efforts, increased legal costs involved with the Boehringer Mannheim arbitration and patent litigation costs.

     Proceeds from legal settlement resulted from the receipt of a non-recurring payment of $6,200,000 from Boehringer Mannheim in October 1997. The settlement between the two parties was the result of a ruling by the American Arbitration Association awarding damages to the Company in connection with a dispute between the Company and Boehringer Mannheim.

     Interest income totaled $901,000, $1,317,000, and $1,684,000 for the years ended December 31, 1997, 1996, and 1995, respectively. The decrease in 1997 and 1996 was primarily due to lower average invested balances resulting from using cash to fund the Company's operating losses.

     At December 31, 1996, the Company had tax net operating loss carryforwards of $29,527,000, which will begin to expire in 2004. Income taxes are provided in the Statements of Operations as required by Statement of Financial Accounting
Standards No. 109, "Accounting For Income Taxes" ("SFAS No. 109"). Under SFAS No. 109, deferred taxes are determined using an asset and liability approach. The Company has determined that the tax assets do not satisfy the recognition criteria set forth in SFAS No. 109. Accordingly, a valuation adjustment has been recorded against the applicable deferred tax assets, and therefore no tax benefit has been recorded.

LIQUIDITY  AND CAPITAL  RESOURCES

     The Company has financed its operations from inception primarily through three private placements of preferred stock that provided approximately $12,800,000 aggregate proceeds, and its initial public offering of 3,645,642 shares of common stock that provided net proceeds of approximately $32,000,000. Funds of approximately $16,608,000 have been generated through sales of Osteomark test kits and fees for research testing services, collaborative research and licensing agreements. The settlement of a dispute with Boehringer Mannheim provided an additional $6,200,000. As of December 31, 1997, the Company had $18,965,000 in cash and cash equivalents and short-term investments, working capital of $18,368,000 and total shareholders' equity of $21,644,000. During 1997, cash, cash equivalents and short-term investments decreased by $2,264,000, working capital decreased by $2,533,000 and shareholders' equity decreased by $1,882,000. The decreases were primarily the result of the net loss incurred during 1997.

     The Company used $1,181,000 of cash for operating activities in 1997 ($7,381,000 excluding the receipt of $6,200,000 from Boehringer Mannheim), and $1,105,000 for laboratory expansion and the purchase of laboratory, manufacturing and office equipment. In 1996, the Company entered into a note agreement that provides up to $1,500,000 for expansion of manufacturing and administrative facilities and has borrowed $746,000 against the note. The note is repayable in 48 equal monthly installments of principal and interest of $19,784. As of December 31, 1997, outstanding borrowings under this agreement amounted to $509,000. The Company does not anticipate additional borrowings during 1998 and has no material capital purchase commitments.

     The Company's future capital requirements depend upon many factors, including effectiveness of Osteomark test commercialization activities and arrangements; continued scientific progress in its research and development programs; the costs involved in filing, prosecuting and enforcing patent claims; the costs involved in legal efforts to enforce patent rights; and the time and costs involved in obtaining regulatory approvals. Additional funds from equity or debt financing will be required. There can be no assurance that such additional funds will be available on favorable terms, if at all. Because of the Company's significant long-term cash requirements, it may seek to raise additional capital if conditions in the public equity markets are favorable, even if the Company does not have an immediate need for additional cash at that time. If additional financing is not available, the Company anticipates that its existing available cash, its future license and research revenues from existing collaboration agreements, its current level of product sales and interest income from short-term investments will be adequate to fund its operations through 1999.

OTHER FACTORS THAT MAY AFFECT OPERATING  RESULTS

     The Company's operating results may fluctuate due to a number of factors including, but not limited to, volume and timing of product sales, pricing, market acceptance of the Company's products, changing economic conditions in the healthcare industry, activities of competitors, delays and increased costs of product and technology development, the Company's ability to develop and maintain collaborative arrangements, the outcome of litigation, and the effect of the Company's accounting policies and other risk factors detailed in the Company's 1997 Form 10-K and other SEC filings. All of the foregoing factors are difficult for the Company to predict and can materially adversely affect the Company's business and operating results.

     The Company is currently in the process of evaluating its information technology infrastructure for the Year 2000 compliance. The Company does not expect that the cost to modify its information technology infrastructure to be Year 2000 compliant will be material to its financial condition or results of operations. The Company does not anticipate any material disruption in its operations as a result of any failure by the Company to be in compliance. The Company does not currently have any information concerning the Year 2000 compliance status of its suppliers and customers. In the event that any of the Company's significant suppliers or customers does not successfully and timely achieve Year 2000 compliance, the Company's business or operations could be adversely affected.

                                 BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)



December 31,                                               1997      1996

ASSETS

Current Assets:
         Cash and cash equivalents                       $ 2,201   $ 1,289
         Short-term investments                           16,764    19,940
         Trade receivables and other current assets,
         net of allowance of $25 in 1997 and 1996          1,344     1,161
         Inventory, at cost                                  201       153
                                                         -----------------
                  Total current assets                    20,510    22,543
                                                         -----------------

Property, Plant and Equipment, net of
accumulated depreciation                                   2,965     2,474
Other Assets                                                 637       674
                                                         -----------------
                  Total assets                           $24,112  $ 25,691
                                                         =================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
         Accounts payable                               $  1,429   $ 1,259
         Accrued expenses                                    530       234
         Current portion of note payable                     183       149
                                                        ------------------
                  Total current liabilities                2,142     1,642
                                                        ------------------

Noncurrent Liabilities:
         Note payable, net of current portion                326       523
                                                        ------------------

Commitments and Contingencies

Shareholders' Equity:
         Common stock, $.01 par value, 50,000,000
          shares authorized; 12,696,250 and 12,441,617
          issued and outstanding, respectively               127       125
         Additional paid-in capital                       45,642    45,195
         Unrealized gain on short-term investments             3        70
         Accumulated deficit                             (24,128)  (21,864)
                                                         -----------------
                  Total shareholders' equity              21,644    23,526
                                                         -----------------
                  Total liabilities and
                   shareholders' equity                  $24,112   $25,691
                                                         =================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                            STATEMENTS OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


Year Ended December 31,                                     1997         1996      1995
Revenue:
     Product sales and research testing services          $ 3,658      $ 2,860   $ 1,830
     License and research and development fees                450        1,087     1,495
                                                          ------------------------------
               Total revenues                               4,108        3,947     3,325

Operating Expenses:
      Cost of products sold                                   899          926       603
      Research and development                              4,470        3,163     3,200
      Selling, general and administrative                   8,031        9,201     6,583
                                                          ------------------------------
               Total operating expenses                    13,400       13,290    10,386
                                                          ------------------------------
               Loss from operations                        (9,292)      (9,343)   (7,061)

Other Income (Expense):
         Proceeds from legal settlement                     6,200          -         -
         Interest income                                      901        1,317     1,684
         Interest expense                                     (73)         (44)      -
                                                          ------------------------------
                  Net loss                                $(2,264)     $(8,070)  $(5,377)
                                                          ==============================

Basic and diluted net loss per common and
common equivalent share                                   $ (0.18)     $ (0.65)  $ (0.45)
                                                          ==============================
Shares used in calculation of net loss per share           12,574       12,441    11,929
                                                          ==============================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

Year Ended December 31,                                      1997         1996     1995
Cash Flows from Operating Activities:
         Net loss                                         $(2,264)     $(8,070)  $(5,377)
         Adjustments to reconcile net loss to net
               cash used in operating activities
                      Depreciation and amortization           651          504       295
                      Expense from stock awards
                       and grants                             197           33        40
                      (Increase) decrease in receivables      (10)         554    (1,318)
                      (Increase) decrease in inventory        (48)          83      (161)
                      (Increase) in other current assets     (173)         (61)      (15)
                      Increase in accounts payable
                       and accrued expenses                   466          170       511
                                                           -----------------------------
                          Net cash used in operating
                           activities                      (1,181)      (6,787)   (6,025)
                                                           -----------------------------
Cash Flows from Investing Activities:
         Purchases of short-term investments              (20,426)     (22,958)  (52,521)
         Proceeds from sales and maturities of
          short-term investments                           23,535       24,575    32,996
         Purchases of property, plant and equipment        (1,105)        (495)   (1,746)
         Long-term investments                                -             -       (500)
                                                           -----------------------------
                          Net cash provided by (used
                           in) investing activities         2,004        1,122   (21,771)
                                                           -----------------------------
Cash Flows from Financing Activities:
         Net proceeds from issuance of common stock
                  and exercise of stock options               252           41    32,166
         Proceeds from borrowings on note payable              -           746       -
         Payments on note payable                            (163)         (74)      -
         Proceeds from stock subscription payment              -            -        165
                                                           -----------------------------
                          Net cash provided by
                           financing activities                89          713    32,331
                                                           -----------------------------

                          Net Increase (Decrease) in
                           Cash and Cash Equivalents          912       (4,952)    4,535
                          Cash and Cash Equivalents,
                           beginning of period              1,289        6,241     1,706
                                                           -----------------------------
                          Cash and Cash Equivalents,
                           end of period                  $ 2,201      $ 1,289   $ 6,241
                                                           =============================

Supplemental Disclosure of Noncash Transactions:
         Stock granted for research and
          development services                            $   191      $   -     $   -
                                                           =============================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                               Unrealized
                                                                   Additional  Gain/Loss on  Stock                     Total
                                    Preferred Stock  Common Stock  Paid-In     Short-term    Subscriptions Accumulated Shareholders'
                                    Shares  Amount  Shares  Amount Capital     Investments   Receivable    Deficit     Equity
Balance, December 31, 1994          1,059    $10     3,011   $30   $13,240          $-        $(165)       $(8,417)    $ 4,698
                                    -----------------------------------------------------------------------------------------------

    Sale of common stock in initial
      public offering and
      conversionof preferred stock (1,059)   (10)    9,153    92    31,468           -           -              -       31,550
    Compensation expense for stock
      option grants                   -        -       -       -        40           -           -              -           40
    Stock options and warrants
      exercised                       -        -      269      3       373           -           -              -          376
    Payment for subscription
      receivable                      -        -       -       -        -            -          165             -          165
    Unrealized gain on short-term
      investments                     -        -       -       -        -           66           -              -           66
    Net loss                          -        -       -       -        -            -           -           (5,377)    (5,377)
Balance, December 31, 1995            -        -   12,433    125    45,121          66           -          (13,794)    31,518

    Compensation expense for stock
      option grants                   -        -       -       -       33            -           -              -           33
    Stock options exercised           -        -       9       -       41            -           -              -           41
    Unrealized gain on short-term
      investments                     -        -       -       -       -             4           -              -            4
    Net loss                          -        -       -       -       -             -           -          (8,070)     (8,070)
Balance, December 31, 1996            -        -   12,442    125    45,195          70           -         (21,864)     23,526

    Expense for stock and
      option grants                   -        -      70       -       197           -           -              -          197
    Stock options exercised           -        -     184       2       250           -           -              -          252
    Unrealized loss on short-term
      investments                     -        -      -        -        -          (67)          -              -          (67)
    Net loss                          -        -      -        -        -            -           -          (2,264)     (2,264)
Balance, December 31, 1997            -       $-   12,696   $127   $45,642          $3         $ -        $(24,128)    $21,644


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                         NOTES TO FINANCIAL STATEMENTS

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE 1

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION

     Ostex International, Inc. (the "Company"), a Washington Corporation, is engaged in the discovery and commercialization of products associated with osteoporosis and other collagen-related diseases. The Company believes its lead product, the Osteomark-registered trademark- NTx test, incorporates breakthrough technology in the area of bone resorption measurement. The Company markets the Osteomark NTx test through laboratories and distributors worldwide.

     The Company was incorporated in the state of Washington on May 11, 1989 and completed its initial public offering of common stock in February 1995. The United States has been the Company's principal market. Foreign sales were approximately $652, $370 and $528 in 1997, 1996 and 1995, respectively. Foreign sales were primarily to Europe and Japan.

ESTIMATES  AND  UNCERTAINTIES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

REVENUE  RECOGNITION

     License and research and development fees are recognized upon attainment of the agreed-upon milestones. Research testing fees are recognized when the services are substantially complete. Product sales are recognized upon shipment.

RESEARCH  AND  DEVELOPMENT  EXPENSES

     Research and development costs are expensed as incurred.

PROPERTY,  PLANT AND  EQUIPMENT

     Property, plant and equipment are stated at cost and depreciated using the straight-line method over the estimated useful life of the asset. Estimated lives range from five to 10 years. Depreciation expense charged to operations during 1997, 1996 and 1995 was $614, $502 and $294, respectively.

SHORT-TERM INVESTMENTS

     The Company considers all of its investments as "available for sale," reporting them at fair market value with unrealized gains and losses included in Shareholders' Equity. Realized gains and losses and declines in value of securities judged to be other than temporary are included in income.

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

NET LOSS PER  COMMON  AND COMMON  EQUIVALENT  SHARE

     The Company adopted SFAS No. 128, "Earnings per Share," effective December 15, 1997. Basic net loss per share is the net loss divided by the average number of shares outstanding during the year. Diluted net loss per share is calculated as the net loss divided by the sum of the average number of shares outstanding during the year plus the net additional shares that would have been issued had all dilutive options been exercised, less shares that would be repurchased with the proceeds from such exercise (Treasury Stock Method). During all years presented, the effect of including outstanding options is antidilutive, therefore, options have been excluded from the calculation of diluted net loss per share. There is no difference between previously reported net loss per share and the basic and diluted net loss per share.

NOTE 2

OTHER ASSETS

     Other assets primarily include investments totaling $637 in preferred stock of Metrika, Inc., a privately held medical device company in the development stage. The investment is recorded in the accompanying financial statements at cost and represents an ownership interest of less than 10%.

NOTE 3

PROPERTY,  PLANT & EQUIPMENT

     Property, plant & equipment at December 31, 1997 and 1996 consisted of the following:
                                         1997    1996

Leasehold improvements                $ 2,426  $ 1,463
Laboratory and manufacturing
         equipment                      1,277    1,198
Computers and office equipment            975      912
                                       ---------------
                                        4,678    3,573
Accumulated depreciation and
         amortization                  (1,713)  (1,099)
                                       ---------------
Net property, plant and equipment     $ 2,965  $ 2,474
                                       ===============


NOTE 4

SHORT-TERM INVESTMENTS

The Company's short-term investments at December 31, 1997 and 1996, consisted of the following:
                                             1997    1996

United States treasury obligations         $7,955   $8,807
Federal agency obligations and
         discount notes                     2,686    7,706
Government agency obligations               3,389      -
Corporate and municipal bonds               2,734    3,427
                                           ---------------
                                          $16,764  $19,940
                                           ===============
The maturity of all classes of the Company's short-term investments was less than two years at December 31, 1997 and 1996.

NOTE 5

ACCRUED EXPENSES

Accrued expenses at December 31, 1997 and 1996, consisted of the following:

                                            1997    1996

Business taxes payable                      $359    $127
Accrued wages, benefits and
         payroll taxes                       171     107
                                            ------------
                                            $530    $234
                                            ============
NOTE 6

NOTE PAYABLE

In July 1996, the Company borrowed $746 under a secured promissory note agreement. The note is secured by real property and equipment and is payable in equal monthly installments of principal and interest of $20. The interest rate is based on the three-year U.S. Treasury Note, at the time of drawdown, plus a margin of 5.80%, (12.5% as of December 31, 1997 and 1996). The note agreement allows the Company to make additional borrowings, up to a maximum of $1,500 for future capital needs. The note contains a number of covenants that, among other things, require the Company to meet specific financial ratios, including minimum tangible net worth, maximum liabilities to total net worth and a minimum level of cash, cash equivalents and short-term investments. The Company was in compliance with these covenants at December 31, 1997 and 1996. Minimum principal payments are as follows:

1998          $183
1999           207
2000           119
              ----
              $509

NOTE 7

SHAREHOLDERS' EQUITY

INITIAL PUBLIC OFFERING

On January 25, 1995 the Company completed its initial public offering of 3,645,642 shares of common stock at $9.50 per share for proceeds of $34,634, less underwriting discounts, commissions and other offering costs approximating $3,085. Convertible preferred stock outstanding immediately prior to the closing was converted into 5,506,464 shares of common stock.

STOCK OPTION PLANS

     The Company has three stock option plans; the Amended and Restated Stock Option Plan (the "Old Plan"), the 1994 Stock Option Plan (the "1994 Plan"), both administered by the Compensation Committee of the Board of Directors, and the Directors' Nonqualified Stock Option Plan (the "Directors' Plan"), (collectively the "Stock Option Plans"). The Old Plan no longer permits additional stock option grants. The 1994 and Directors' Plans were amended in 1997 by the shareholders to increase the number of options that could be reserved for issuance under these plans. Shares of common stock reserved for issuance to the Company's employees and directors under the Stock Option Plans are 2,107,000 and 350,000, respectively, and shares available for grant to the Company's employees and directors at December 31, 1997, under the Stock Option Plans are 259,000 and 145,000, respectively. Under all option plans, as of December 31, 1997, options for 667,000 shares have been exercised, and 1,962,000 shares are subject to outstanding options at exercise prices ranging from $.08 to $17.13 per share with a remaining weighted average contractual life of 8 years. These options vest over periods of two to four years. Total options vested as of December 31, 1997 were 481,000, with a weighted average exercise price of $3.34. All options granted under these plans expire either 90 days after termination of employment or 10 years from the date of grant, whichever occurs first.

     Prior to the Company's initial public offering, the Company granted nonqualified options under the Old Plan whose exercise price was below the estimated fair market value of the Company's common stock on date of grant. The difference between the grant price and the estimated fair market value on date of grant is recognized as compensation expense over the vesting period. Total compensation expense recognized was approximately $6, $33 and $40 in 1997, 1996 and 1995, respectively. Information relating to stock options outstanding and stock options exerciseable at December 31, 1997 is as follows:


                                      Options Outstanding                          Options Exerciseable
                          -------------------------------------------------     ----------------------------
                                        Weighted Average   Weighted Average
Range of Exercise         Number        Remaining Life     Exercise Price       Number       Weighted Average
Prices                    of shares     in Years                                of Shares    Exercise Price
$ .08 -  $ .80                78,750             3                  $.42              78,750      $  .42
$2.10 -  $5.00             1,825,001             9                 $3.27             378,367      $ 3.45
$5.75 - $17.13                58,550             8                 $9.33              24,334      $11.04
                         -----------------------------------------------------------------------------------
                           1,962,301             8                 $3.34             481,451      $ 3.34
                         ===================================================================================


Information relating to activity under the Company's stock option plans is as follows:

                                                Weighted
                                    Shares       Average
                                  Subject to    Exercise
                                    Option        Price

Balance, December 31, 1994        1,545,190     $ 3.19
         Granted                    245,500       9.09
         Exercised                 (268,786)      1.38
         Canceled                   (90,625)      3.56
                                  -----------------------
Balance, December 31, 1995        1,431,279       4.51
         Granted                    446,000      12.30
         Exercised                   (8,950)      4.56
         Canceled                   (40,703)      9.64
                                  -----------------------
Balance, December 31, 1996        1,827,626       6.61
         Granted                  2,227,925       3.76
         Exercised                 (184,000)      1.37
         Canceled                (1,909,250)      7.14
                                  -----------------------
Balance, December 31, 1997        1,962,301     $ 3.34
                                  =======================


The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for stock options issued at market value on the date of grant. Had compensation cost for the Company's two stock option plans been determined based on the fair value of the options at the grant date for awards in 1997, 1996 and 1995 consistent with the provisions of SFAS 123, the Company's net loss and net loss per common equivalent share would have changed to the pro forma amounts indicated below:

                                    1997      1996       1995

Net loss - as reported           $(2,264)   $(8,070)  $(5,377)
Net loss - pro forma             $(2,222)   $(8,729)  $(5,528)
Basic and diluted net
         loss per common
         and common
         equivalent share -
         as reported               $(.18)     $(.65)    $(.45)
Basic and diluted net
         loss per common
         and common
         equivalent share -
         pro forma                 $(.18)     $(.70)    $(.46)

The fair value of each option grant is established on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for new grants in 1997: zero dividend yield; expected volatility of 85.3%; risk-free interest rates varying by grant date between 6.4% and 7.1%; and expected lives of five years. Assumptions for options granted in 1996 were: zero dividend yield; expected volatility of 59%; risk-free interest rates between 5.8% and 6.5%; and expected lives of five years. The difference between reported and pro forma net loss in 1997 is a $42 credit to income as the model recognizes canceled options in the period they occur. The SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, therefore the resulting pro forma compensation cost may not be representative of that to be expected in future years.

NOTE 8

LICENSING AGREEMENTS

Under the Company's worldwide exclusive license agreements with the Washington Research Foundation ("WRF"), the Company has the right to manufacture and market technology developed from certain research by the University of Washington ("UW"). As consideration for the licenses acquired and for the attainment of certain milestones, the Company paid WRF certain nonrefundable fees and issued common stock to the WRF and UW. In addition, future cash payments up to $500 and common stock grants of up to 5,000 shares may be due upon attainment of certain other milestones. All legal costs incurred by WRF in connection with the filing, prosecution, and maintenance of certain defined patent rights, are paid by the Company. During 1997, 1996 and 1995, the Company incurred approximately $123, $154 and $379 of license fees, including the value of stock grants, and patent legal expenses. All license and legal fees and stock grants have been expensed as research and development costs. The Company is obligated to pay WRF royalties on net sales of any licensed products.

NOTE 9

REVENUES

The Company has a sublicense agreement and a research and development agreement with Mochida Pharmaceutical Co., Ltd. ("Mochida"). Under the sublicense agreement, the Company granted exclusive manufacturing, marketing and distribution rights to certain of the Company's products in Japan. Through December 31, 1997, the Company had earned fees and milestone payments of $2,000, including $450 during 1997, in connection with this agreement. Under the research and development agreement, the Company earned no fees during 1997 and $1,080 and $550 during 1996 and 1995, respectively. As of December 31, 1997, the Company had received all milestone payments to be earned in connection with the license agreement for the urine assay. Mochida has an option to license the Company's serum assay under development.

During 1995, the Company entered into
research, development, license and supply agreements with Johnson & Johnson Clinical Diagnostics, Inc. ("JJCD") under which Ostex earned $1,000 during 1995. These agreements grant JJCD a license to manufacture, sell and distribute certain products utilizing Ostex' bone resorption technology. Ostex will also receive royalties on JJCD sales of products incorporating the Ostex technology.

NOTE 10

RELATED PARTY TRANSACTIONS

Research Agreements The Company has entered into two research agreements with the University of Washington which extend through December 31, 1999. Total expense was $499, $304 and $185 during 1997, 1996 and 1995, respectively. Following is a schedule of future minimum payments under these agreements as of December 31, 1997:

1998      $428
1999       310
          -----
          $738

NOTE 11

COMMITMENTS AND CONTINGENCIES

LEASES

The Company has entered into noncancelable operating leases for office space and certain equipment. Future minimum payments under these leases are as follows:

1998                      $  514
1999                         501
2000                         494
2001                         496
2002                         527
                          ------
                          $2,532
                          ======

Total rent expense was approximately $584, $538 and $374 in 1997, 1996 and 1995, respectively.

LITIGATION

     In June 1996, the Company filed an action in the United States District Court for the Western District of Washington against Osteometer Biotech A/S, a medical technology company based in Denmark ("Osteometer"), and Diagnostic Systems Laboratories Inc. for patent infringement of United States Patent No. 5,455,179. The Company believes Osteometer's bone resorption immunoassay incorporates technology which infringes patented Ostex technology. In September 1996, the defendants filed a response denying infringement and counterclaimed that Ostex' patent is invalid and unenforceable. By order dated July 7, 1997, the Court granted Ostex' motion to file a supplemental complaint, to add a second cause of action based upon United States Patent No. 5,641,837, which issued on June 24, 1997. On October 24, 1997, Ostex filed a second supplemental complaint to add third and fourth causes of action based upon U.S. Patent No. 5,652,112, which issued on July 29, 1997, and U.S. Patent No. 5,656,439, which issued on August 12, 1997. The lawsuit is currently scheduled for trial commencing October 20, 1998. At the present time management cannot predict the outcome of the lawsuit but intends to continue to vigorously assert its position.

     On April 9, 1997, the Company was served with a lawsuit filed in the United States District Court, Central District of California by C.R. Bard, Inc. ("Bard"). The complaint alleges that Ostex' Osteomark product infringes U.S. Patent No. 4,628,027 assigned to Bard in 1993. On June 4, 1997 the Company filed a response denying infringement and counterclaimed that Bard's patent is invalid and unenforceable. On November 7, 1997 the judge set a trial date of November 10, 1998, and on December 27, 1997, the Company filed a motion for summary judgment. Management believes that this suit is without merit and that Ostex' Osteomark product falls outside the claims of the subject patent.

NOTE 12

OTHER INCOME - PROCEEDS FROM LEGAL  SETTLEMENT

     On November 4, 1997, the Company announced settlement with Boehringer Mannheim GmbH ("Boehringer Mannheim") under which the Company received a lump sum payment of $6,200. The settlement between the two parties was the result of a ruling by the American Arbitration Association awarding damages to the Company in connection with a dispute between the Company and Boehringer Mannheim.

NOTE 13

FEDERAL INCOME TAXES

Deferred taxes
are determined using an asset and liability approach. The Company has incurred operating losses since inception and accordingly has determined that the net deferred tax assets do not satisfy recognition criteria. Therefore, a valuation allowance has been recorded against the net deferred tax assets and no tax benefit has been recorded in the accompanying statements of operations. The change in the valuation allowance during 1997 and 1996 was $586 and $3,006, respectively. The Company's deferred tax assets (liabilities) are as follows:

         December 31,         1997       1996      1995

Net operating loss
         carryforward      $10,039      $9,448    $6,576
Research and
         experimentation
         credits               363         313       135
Excess of market value
         over the exercise
         price of common
         stock options          77          77        65
Section 195 start-up
         expenses                -          52        151
Amortization and
         depreciation          (47)        (44)       (64)
Other                           68          68         45
                           -------------------------------
Gross deferred
         tax asset          10,500       9,914       6,908
Valuation allowance        (10,500)     (9,914)     (6,908)
                           -------------------------------
Net deferred tax asset     $    -       $   -      $   -
                           ===============================

At December 31, 1997, the Company had tax net operating loss carryforwards of $29,527 which expire between 2004 and 2012.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Ostex International, Inc.:

We have audited the accompanying balance sheets of Ostex International, Inc. (a Washington corporation) as of December 31, 1997 and 1996, and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our
opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ostex International, Inc. as of December 31, 1997 and 1996 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                           /S/ ARTHUR ANDERSEN LLP

Seattle, Washington
February 13, 1998

CORPORATE DIRECTORY

BOARD OF DIRECTORS

Thomas J. Cable
Chairman of the Board of Directors

Thomas A. Bologna
President and Chief Executive Officer

Elisabeth L. Evans, M.D.
Physician, Obstetrics and Gynecology,
Overlake Obstetricians and Gynecologists, P.C.

David R. Eyre, Ph.D.
Co-Founder;
Burgess Chair of Orthopedic Research,
University of Washington

Fredric J. Feldman, Ph.D.
President, FJF Associates

Gilbert S. Omenn, M.D., Ph.D.
Executive Vice President for Medical Affairs
University of Michigan Health System

Gregory D. Phelps

John H. Trimmer

EXECUTIVE OFFICERS
AND MANAGEMENT

Thomas A. Bologna
President and Chief Executive Officer

John M. Brenneman
Director, Finance and Operations

Thomas F. Broderick
Vice President, Patent and General Counsel

J. Daniel Clemens
Director, Research and Development

Donna J. DeLong
Vice President, Marketing

Robert M. Littauer
Senior Vice President, Finance and Administration

Nancy J.S. Mallinak
Vice President, Regulatory and Clinical Affairs

Cory J. Smith
Director, Manufacturing

William K. Strelke
Vice President, Sales

SCIENTIFIC ADVISORY BOARD

Charles H. Chesnut III, M.D.
Chair, Ostex Scientific Advisory Board; Professor of Medicine and Radiology, Professor of Nutritional Sciences, Adjunct Professor of Orthopedics, University of Washington

Elizabeth Barrett-Connor, M.D.
Professor and Chair, Family and Preventive Medicine; Director, Division of Epidemiology, University of
California, San Diego

Laurence M. Demers, Ph.D.
Distinguished Professor, Departments of Pathology and Medicine; Director of Clinical Chemistry, Core-Endocrine Laboratory, The Pennsylvania State Geisinger Health System, The Milton S. Hershey Medical Center, The Pennsylvania State University College of Medicine

David R. Eyre, Ph.D.
Burgess Chair of Orthopedic Research, Adjunct Professor of Biochemistry and Oral Biology, Director, Orthopedic Research Laboratories, University of Washington

C. Conrad Johnston, Jr., M.D.
Professor of Medicine, Indiana School of Medicine;
Director, Division of Endocrinology and Metabolism, Indiana University Medical Center

Howard Judd, M.D.
Chairman, Department of Obstetrics and Gynecology, Olive View/UCLA Medical Center; Professor,
Department of Obstetrics and Gynecology, Chief,
Division of Reproductive Endocrinology, UCLA
Clinical Center for Women's Health Initiative

Robert Lindsay, M.D., Ph.D.
Chief of Internal Medicine, Helen Hayes Hospital
New York; President, National Osteoporosis Foundation

Allan Lipton, M.D.
Professor, Department of Medicine; Chief, Division of Oncology, The Milton S. Hershey Medical Center,
The Pennsylvania State University

Veronica Ravnikar, M.D.
Professor of Obstetrics and Gynecology, Director of Reproductive Endocrinology and Infertility, University of Massachusetts Medical Center

Markus Seibel, M.D.
Head, Endocrine and Osteodiagnostic Laboratories, Department of Medicine, Division of Endocrinology & Metabolism, University of Heidelberg, Germany

Frederick R. Singer, M.D.
Medical Director, Osteoporosis/Metabolic Bone Disease Program, St. Johns Hospital and Health Center;
Professor of Medicine in Residence, UCLA

SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS

Ostex International, Inc.
2203 Airport Way South, Suite 400
Seattle, WA  98134-9967
Tel:     (206) 292-8082
Fax:     (206) 292-8625

INDEPENDENT ACCOUNTANTS

Arthur Andersen LLP
801 Second Avenue, Suite 800
Seattle, WA  98104

LEGAL COUNSEL

Perkins Coie LLP
1201 Third Avenue, 40th Floor
Seattle, WA  98101

TRANSFER AGENT AND REGISTRAR

ChaseMellon Shareholder Services L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
Website: www.chasemellon.com

INVESTOR RELATIONS

Lippert/Heilshorn & Associates
300 Montgomery Street, Suite 1140
San Francisco, CA  94104

Sec Form 10-k

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is available without charge upon written request to Investor Relations at the Company's headquarters.

SHAREHOLDERS OF RECORD

As of December 31, 1997, the Company had 160 registered shareholders of record of its common stock.

SHAREHOLDER INQUIRIES

Communications concerning transfer requirements, lost certificates, and changes of address should be directed to the Transfer Agent. For general information about the Company and its activities, contact Investor Relations at Company headquarters.

INFORMATION  SERVICE

For timely  information  about  Ostex,  news
releases are available via facsimile on the Company's  News-on-Demand service by
calling     (800)     356-8061     or    on    the    World    Wide    Web    at
http://www.hnt.com/bizwire/cnn/451.htm.

PRICE RANGE OF COMMON STOCK

The following table lists the high and low trading places for the Company's common stock as reported on the Nasdaq National Market System.

         1997                High     Low
         1st quarter       $ 7.88   $ 3.75
         2nd quarter         4.38     1.94
         3rd quarter         4.13     2.25
         4th quarter       $ 4.50   $ 2.13

         1996                High     Low
         1st quarter       $20.00   $12.25
         2nd quarter        16.25     9.13
         3rd quarter        11.50     6.63
         4th quarter       $ 8.75   $ 5.25

The Company's common stock is traded on the Nasdaq National Market System under the symbol OSTX. No dividends have been paid on the common stock.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held Monday, May 18, 1998, at 9:00 am at the Museum of History & Industry, Seattle, Washington.

OSTEX WEBSITE

For more information about Ostex, visit us at http://www.ostex.com.


Osteomark  and Ostex are  registered  trademarks  of Ostex  International,  Inc.
Evista is a registered trademark of Eli Lilly and Company. Fosamax is a registered trademark of Merck & Co., Inc.
Premarin is a registered trademark of American Home Products Corporation. Miacalcin is a registered trademark of Sandoz Pharmaceutical Corporation.