Form 10-K405/A, Exhibit 13
period 1998-12-31
OSTEX INTERNATIONAL INC /WA/
filed 1999-04-01
CIK 932631

                           OSTEX INTERNATIONAL, INC.

                            SELECTED FINANCIAL DATA

                                                   FISCAL YEAR ENDED DECEMBER 31,
                                          ------------------------------------------------
                                            1998      1997      1996      1995      1994
                                          --------  --------  --------  --------  --------

                                                (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Revenues:
  Product sales and research testing
    services............................  $  3,047  $  3,658  $  2,860  $  1,830  $  1,152
  License fees and research and
    development payments................        --       450     1,087     1,495       630
                                          --------  --------  --------  --------  --------
      Total revenues....................     3,047     4,108     3,947     3,325     1,782
                                          --------  --------  --------  --------  --------

Operating Expenses:
  Cost of products sold.................       814       899       926       603       517
  Research and development..............     2,901     4,470     3,163     3,200     3,308
  Selling, general and administrative...     8,122     8,031     9,201     6,583     2,222
                                          --------  --------  --------  --------  --------
      Total operating expenses..........    11,837    13,400    13,290    10,386     6,047
                                          --------  --------  --------  --------  --------
      Loss from operations..............    (8,790)   (9,292)   (9,343)   (7,061)   (4,265)

Other Income:
  Proceeds from legal settlement........        --     6,200        --        --        --
  Interest income, net..................       695       828     1,273     1,684       194
                                          --------  --------  --------  --------  --------
      Net loss..........................  $ (8,095) $ (2,264) $ (8,070) $ (5,377) $ (4,071)
                                          --------  --------  --------  --------  --------
                                          --------  --------  --------  --------  --------

Basic and diluted net loss per common
  and common equivalent share...........  $  (0.64) $  (0.18) $  (0.65) $  (0.45) $  (0.47)
                                          --------  --------  --------  --------  --------
                                          --------  --------  --------  --------  --------

Shares used in calculation of net
  loss per share........................    12,696    12,574    12,441    11,929     8,737
                                          --------  --------  --------  --------  --------
                                          --------  --------  --------  --------  --------

                                                         DECEMBER 31,
                                          ------------------------------------------
                                           1998     1997     1996     1995     1994
                                          -------  -------  -------  -------  ------

                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short term
  investments...........................  $10,979  $18,965  $21,229  $27,794  $3,668
Working capital.........................   10,624   18,368   20,901   28,361   3,172
Total assets............................   15,065   24,112   25,691   32,841   5,590
Accumulated deficit.....................  (32,223) (24,128) (21,864) (13,794) (8,417)
                                          -------  -------  -------  -------  ------
Total shareholders' equity..............  $13,488  $21,644  $23,526  $31,518  $4,698
                                          -------  -------  -------  -------  ------
                                          -------  -------  -------  -------  ------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS

OVERVIEW

    Ostex International, Inc. (the "Company") is engaged in the discovery and commercialization of products associated with osteoporosis and other collagen-related diseases. The Company's lead product, the OSTEOMARK-Registered Trademark- NTx test, incorporates breakthrough and patented technology in the area of bone resorption measurement. Ostex has formed collaborative relationships with leading diagnostic and pharmaceutical companies to aid in the commercialization of Osteomark.

    This Management's Discussion and Analysis of Financial Condition and Results of Operations includes a number of forward-looking statements which reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those discussed below, that could cause actual results to differ materially from historical results or those anticipated. Words used herein such as "believes," "anticipates," "expects," "intends," and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. In addition, the disclosures on page 19 under the caption "Other Factors that May Affect Operating Results," consist principally of a brief discussion of risks which may affect future results and are thus, in their entirety, forward-looking in nature. Readers are urged to carefully review and consider the various disclosures made by the Company in this report and in the Company's other reports filed with the Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 10-K for fiscal year ended December 31, 1998, that attempt to advise interested parties of the risks and factors that may affect the Company's business.

    On May 8, 1995, the Osteomark NTx Urine test first became commercially available in the United States as a urinary test that provides a quantitative measure of the excretion of cross-linked N-telopeptides of type I collagen ("NTx") as an indicator of human bone resorption. Prior to becoming commercially available, the Osteomark urine test was available in the United States only for research purposes. On February 2, 1999, the Company received clearance to market the Osteomark NTx Serum test. Osteomark NTx Serum is the first and only commercially available test in the United States that measures specific bone breakdown by osteoclasts using a blood sample.

    The Company's revenues have consisted primarily of product sales and fees for research testing services, as well as licensing fees and research and development fees from Mochida Pharmaceutical, Co., Ltd. ("Mochida"). Mochida has agreed to pay Ostex up to approximately $6,600,000 in a combination of licensing fees and research and development milestone payments, of which $5,850,000 has been received to date. Under the research and development agreement, Mochida has an option to license the NTx serum test. Future payments totaling $750,000 are contingent upon Mochida's decision to exercise its option to license the NTx serum test and achievement of certain milestones.

    Expenses incurred have been primarily for selling, administrative, and research and development activities and have exceeded revenues in each year since the Company's inception. As of December 31, 1998, the Company had an accumulated deficit of $32,223,000. Successful future operations depend upon the Company's ability to effectively commercialize and market its products. The Company will require additional funds to develop new products and to fund the level of selling, general and administrative expenses that the Company expects to incur in connection with its product commercialization efforts in the next several years.

RESULTS OF OPERATIONS

    YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996. The Company had total revenues of $3,047,000 for the year ended December 31, 1998, compared to $4,108,000 and $3,947,000 for the years ended December 31, 1997 and 1996, respectively.

    Revenue from product sales and research testing services for the year ended December 31, 1998 was $3,047,000, compared to $3,658,000 and $2,860,000 in the years ended December 31, 1997 and 1996, respectively. The decrease of $611,000 in 1998 compared to 1997 revenue is attributable to slightly lower volumes of Osteomark kits sold to laboratories and distributors worldwide. Some of the Company's customers have gone to testing each patient sample only once rather than in duplicate. Higher volume resulted in a $798,000 increase in 1997 compared to 1996 revenue.

    No license and research and development payments were received during 1998. In 1997, $450,000 in license and research and development fees was received from Mochida, while the fees in 1996 totaled $1,087,000, primarily from Mochida. The decreases in 1998 and 1997 were expected and are due to attainment of scheduled milestones.

    The Company's cost of products sold totaled $814,000 for the year ended December 31, 1998, compared to $899,000 and $926,000 for the same periods in 1997 and 1996, respectively. The gross profit rate on product sales for the year ended 1998 was 73%, compared to 75% for 1997 and 68% for 1996. The slight decrease in gross profit rate from 1997 to 1998 was due to lower manufacturing volume while the increase from 1996 to 1997 was a function of increased manufacturing volume and overall efficiency gains made in part by improvements in the production process. Increased manufacturing volume reduces unit cost by spreading certain fixed overhead expenses over a higher number of units produced.

    The Company's research and development expenditures totaled $2,901,000, $4,470,000, and $3,163,000, in 1998, 1997, and 1996, respectively. The
$1,569,000 decrease from 1997 to 1998 was primarily attributable to the Company's decision to reduce the level of funding to outside companies for the NTx point-of-care development programs. Research and development expenses increased in 1997 over 1996 due to the cost of clinical studies commenced at the end of 1996 and during 1997 and expenses to outside companies associated with the NTx point-of-care development programs. Included in 1997 was a study for the determination of the NTx reference range in males, a study to complement physician interpretation of NTx results in postmenopausal women, and preliminary studies for the use of the Osteomark test in helping to identify bone metastases. Additionally, research and development expenditures included research grants to the University of Washington ("UW") in 1998, 1997 and 1996.

    Selling, general and administrative expenses totaled $8,122,000, $8,031,000, and $9,201,000, in 1998, 1997 and 1996, respectively. The slight increase from 1997 to 1998 was due to the implementation of expanded and new marketing programs including direct mail and advertising activities, and the Company's physician education program. The $1,170,000 decrease from 1996 to 1997 was primarily due to the completion of the Company's free testing program in 1996 and the completion of a hearing before the American Arbitration Association against Boehringer Mannheim GmbH ("Boehringer Mannheim") in September 1996, partially offset by increased cost of litigation in connection with the Osteometer Biotech A/S lawsuit (see Note number 10 on page 28 in the Notes to Financial Statements).

    Proceeds from legal settlement resulted from the receipt of a non-recurring lump sum payment of $6,200,000 from Boehringer Mannheim in October 1997. The settlement between the two parties was the result of a ruling by the American Arbitration Association awarding damages to the Company in connection with a dispute between the Company and Boehringer Mannheim.

    Interest income totaled $747,000, $901,000, and $1,317,000 for the years ended December 31, 1998, 1997, and 1996, respectively. The decreases in 1998 and 1997 were primarily due to lower average invested balances resulting from using cash to fund the Company's operating losses.

    At December 31, 1998, the Company had tax net operating loss carryforwards of $31,779,000, which will begin to expire in 2004. Income taxes are provided in the Statements of Operations as required by Statement of Financial Accounting Standards No. 109, "Accounting For Income Taxes" ("SFAS No. 109"). Under SFAS No. 109, deferred taxes are determined using an asset and liability approach. The Company has determined that the tax assets do not satisfy the recognition criteria set forth in SFAS No. 109.

Accordingly, a valuation adjustment has been recorded against the applicable deferred tax assets, and therefore no tax benefit has been recorded.

LIQUIDITY AND CAPITAL RESOURCES

    As of December 31, 1998 the Company had $10,979,000 cash and cash equivalents and short-term investments, working capital of $10,624,000 and total shareholders' equity of $13,488,000. During 1998, cash, cash equivalents and short-term investments decreased by $7,986,000, working capital decreased by $7,744,000 and shareholders' equity decreased by $8,156,000. The decreases were primarily the result of the net loss incurred during 1998.

    The Company used $7,638,000 of cash for operating activities in 1998 and $102,000 for the purchase of laboratory, manufacturing and office equipment. In 1996, the Company entered into a note agreement that provides up to $1,500,000 for expansion of manufacturing and administrative facilities and has borrowed $746,000 against the note. The note is repayable in 48 equal monthly installments of principal and interest of $20,000. As of December 31, 1998, outstanding borrowings under this agreement were $324,000. The Company does not anticipate additional borrowings during 1999 and has no material capital purchase commitments.

    The Company's future capital requirements depend upon many factors, including the effectiveness of Osteomark NTx Serum and Urine tests commercialization activities and arrangements; continued scientific progress in its research and development programs; the costs involved in filing, prosecuting and enforcing patent claims; and the time and costs involved in obtaining regulatory approvals. Additional funds from equity or debt financing will be required. There can be no assurance that such additional funds will be available on favorable terms, if at all. Because of the Company's significant long-term cash requirements, it may seek to raise additional capital if conditions in the public equity markets are favorable or through private placements, even if the Company does not have an immediate need for additional cash at that time. If additional financing is not available, the Company believes that its existing available cash, its future license and research revenues from existing collaboration agreements, its current level of product sales and interest income from short-term investments will be adequate to fund operations through 1999.

OTHER FACTORS THAT MAY AFFECT OPERATING RESULTS

    The Company's operating results may fluctuate due to a number of factors including, but not limited to, volume and timing of product sales, pricing, market acceptance of the Company's products, changing economic conditions in the healthcare industry, activities of competitors, delays and increased costs of product and technology development, the Company's ability to develop and maintain collaborative arrangements, the outcome of litigation, and the effect of the Company's accounting policies and other risk factors detailed in the Company's 1998 Form 10-K and other SEC filings. All of the foregoing factors are difficult for the Company to predict and can materially adversely affect the Company's business and operating results.

    The Company is currently upgrading its financial and manufacturing information system software to a Year 2000 compliant version. The Company is in the process of testing this system upgrade and expects it to be fully implement by December 31, 1999. The Company has assessed the Year 2000 compliance of its other computer system software and manufacturing equipment and expects to complete all necessary upgrades to be Year 2000 compliant no later than December 31, 1999. In addition, the Company has contacted all key vendors and suppliers regarding Year 2000 compliance and has received no responses indicating that any vendor or supplier will not be Year 2000 compliant. The Company has also created a Year 2000 project team that periodically reviews relevant issues regarding compliance. The costs of Year 2000 initiatives have primarily been incurred and are not expected to be material to the Company's results of operations or financial position in future periods. Failure to timely complete the Company's Year 2000 initiatives could result in the Company's software being rendered inoperative. Although the company has no formal contingency plans in place, in such event, the Company would attempt to perform its MIS functions, and other functions currently implemented by software, manually through the dedication of additional personnel to performing such functions. While the Company believes its planning efforts are adequate to address its Year 2000 concerns, there can be no assurance that the systems and products of other companies of which the Company's operations rely will be converted on a timely basis and will not have a material adverse effect on the Company's results of operations.

                           OSTEX INTERNATIONAL, INC.

                                 BALANCE SHEETS

                                                                                DECEMBER 31,
                                                                             ------------------
                                                                               1998      1997
                                                                             --------  --------
                                                                               (IN THOUSANDS,
                                                                                EXCEPT SHARE
                                                                                  AMOUNTS)
ASSETS
Current Assets:
  Cash and cash equivalents................................................  $  2,744  $  2,201
  Short-term investments...................................................     8,235    16,764
  Trade receivables and other current assets, net of allowance of $80 in
    1998 and $25 in 1997...................................................       858     1,344
  Inventory, at cost.......................................................       247       201
                                                                             --------  --------
      Total current assets.................................................    12,084    20,510
                                                                             --------  --------

Property, Plant and Equipment, net.........................................     2,382     2,965
Other Assets...............................................................       599       637
                                                                             --------  --------
      Total assets.........................................................  $ 15,065  $ 24,112
                                                                             --------  --------
                                                                             --------  --------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable.........................................................  $    557  $  1,429
  Accrued expenses.........................................................       696       530
  Current portion of note payable..........................................       207       183
                                                                             --------  --------
      Total current liabilities............................................     1,460     2,142
                                                                             --------  --------
Noncurrent Liabilities
  Note payable, net of current portion.....................................       117       326
                                                                             --------  --------
Commitments and Contingencies

Shareholders' Equity:
  Common stock, $.01 par value, 50,000,000 authorized;
    12,696,250 issued and outstanding in 1998 and 1997.....................       127       127
  Additional paid-in capital...............................................    45,642    45,642
  Accumulated items of comprehensive income (loss).........................       (58)        3
  Accumulated deficit......................................................   (32,223)  (24,128)
                                                                             --------  --------
      Total shareholders' equity...........................................    13,488    21,644
                                                                             --------  --------
      Total liabilities and shareholders' equity...........................  $ 15,065  $ 24,112
                                                                             --------  --------
                                                                             --------  --------

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                           OSTEX INTERNATIONAL, INC.

                            STATEMENTS OF OPERATIONS

                                                                               YEAR ENDED DECEMBER 31,
                                                                             ----------------------------
                                                                               1998      1997      1996
                                                                             --------  --------  --------
                                                                             (IN THOUSANDS, EXCEPT SHARE
                                                                                       AMOUNTS)
Revenues:
  Product sales and research testing services..............................  $  3,047  $  3,658  $  2,860
  License fees and research and development payments.......................        --       450     1,087
                                                                             --------  --------  --------
      Total revenues.......................................................     3,047     4,108     3,947
                                                                             --------  --------  --------

Operating Expenses:
  Cost of products sold....................................................       814       899       926
  Research and development.................................................     2,901     4,470     3,163
  Selling, general and administrative......................................     8,122     8,031     9,201
                                                                             --------  --------  --------
      Total operating expenses.............................................    11,837    13,400    13,290
                                                                             --------  --------  --------
      Loss from operations.................................................    (8,790)   (9,292)   (9,343)

Other Income (Expense):
  Proceeds from legal settlement...........................................        --     6,200        --
  Interest income..........................................................       747       901     1,317
  Interest expense.........................................................       (52)      (73)      (44)
                                                                             --------  --------  --------
      Net loss.............................................................  $ (8,095) $ (2,264) $ (8,070)
                                                                             --------  --------  --------
                                                                             --------  --------  --------

Basic and diluted net loss per common and
  common equivalent share..................................................  $  (0.64) $  (0.18) $  (0.65)
Shares used in calculation of net loss per share...........................    12,696    12,574    12,441

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                           OSTEX INTERNATIONAL, INC.

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                               YEAR ENDED DECEMBER 31,
                                                                             ----------------------------
                                                                               1998      1997      1996
                                                                             --------  --------  --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss.................................................................  $ (8,095) $ (2,264) $ (8,070)
  Adjustments to reconcile net loss to net cash used in operating activities--
    Depreciation and amortization..........................................       685       651       504
    Expense from stock awards and grants...................................        --       197        33
    (Increase) decrease in receivables and other current assets............       486      (183)      493
    (Increase) decrease in inventory.......................................       (46)      (48)       83
    Decrease in other assets...............................................        38        --        --
    Increase (decrease) in accounts payable................................      (872)      170       104
    Increase in accrued expenses...........................................       166       296        66
                                                                             --------  --------  --------
      Net cash used in operating activities................................    (7,638)   (1,181)   (6,787)
                                                                             --------  --------  --------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of short-term investments......................................   (31,606)  (20,426)  (22,958)
  Proceeds from sales and maturities of short-term investments.............    40,074    23,535    24,575
  Purchase of property, plant and equipment................................      (102)   (1,105)     (495)
                                                                             --------  --------  --------
      Net cash provided by investing activities............................     8,366     2,004     1,122
                                                                             --------  --------  --------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from issuance of common stock and exercise of stock
    options................................................................        --       252        41
  Proceeds from borrowings on note payable.................................        --        --       746
  Payments on note payable.................................................      (185)     (163)      (74)
                                                                             --------  --------  --------
      Net cash provided by (used in) financing activities..................      (185)       89       713
                                                                             --------  --------  --------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.......................       543       912    (4,952)

CASH AND CASH EQUIVALENTS, beginning of period.............................     2,201     1,289     6,241
                                                                             --------  --------  --------

CASH AND CASH EQUIVALENTS, end of period...................................  $  2,744  $  2,201  $  1,289
                                                                             --------  --------  --------
                                                                             --------  --------  --------

SUPPLEMENTAL DISCLOSURE OF NONCASH TRANSACTIONS:
  Stock granted for research and development services......................  $     --  $    191  $     --
                                                                             --------  --------  --------
                                                                             --------  --------  --------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                           OSTEX INTERNATIONAL, INC.

                       STATEMENTS OF SHAREHOLDERS EQUITY

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                    ACCUMULATED
                                      COMMON STOCK    ADDITIONAL       OTHER                                         TOTAL
                                     --------------    PAID-IN     COMPREHENSIVE   ACCUMULATED   COMPREHENSIVE   SHAREHOLDERS'
                                     SHARES  AMOUNT    CAPITAL     INCOME (LOSS)     DEFICIT         LOSS           EQUITY
                                     ------  ------   ----------   -------------   -----------   -------------   -------------
Balance, December 31, 1995.........  12,433   $125     $45,121         $ 66         $(13,794)                       $31,518
Compensation expense for stock
  option grants....................      --     --          33           --               --             --              33
Stock options exercised............       9                 41           --               --             --              41
Comprehensive loss
  Unrealized gain on short-term
    investments....................      --     --          --            4               --              4               4
  Net loss.........................      --     --          --           --           (8,070)        (8,070)         (8,070)
                                                                                                 -------------
Comprehensive loss.................                                                                  (8,066)
                                                                                                 -------------
                                                                                                 -------------
Balance, December 31, 1996.........  12,442    125      45,195           70          (21,864)                        23,526
Expense for stock and option
  grants...........................      70     --         197           --               --             --             197
Stock options exercised............     184      2         250           --               --             --             252
Comprehensive loss
  Unrealized loss on short-term
    investments....................      --     --          --          (67)              --            (67)            (67)
  Net loss.........................      --     --          --           --           (2,264)        (2,264)         (2,264)
                                                                                                 -------------
Comprehensive loss.................                                                                  (2,331)
                                                                                                 -------------
                                                                                                 -------------
Balance, December 31, 1997.........  12,696    127      45,642            3          (24,128)                        21,644
Comprehensive loss
  Unrealized loss on short-term
    investments....................      --     --          --          (61)              --            (61)            (61)
  Net loss.........................      --     --          --           --           (8,095)        (8,095)         (8,095)
                                                                                                 -------------
Comprehensive loss.................                                                                  (8,156)
                                                                                                 -------------
                                                                                                 -------------
Balance, December 31, 1998.........  12,696   $127     $45,642         $(58)        $(32,223)                       $13,488

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                           OSTEX INTERNATIONAL, INC.

                         NOTES TO FINANCIAL STATEMENTS

1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    ORGANIZATION

    Ostex International, Inc. (the "Company"), a Washington Corporation incorporated in May 1989, is engaged in the discovery and commercialization of products associated with osteoporosis and other collagen-related diseases. The Company's lead product, the Osteomark NTx test, incorporates breakthrough and patented technology in the area of bone resorption measurement. The Company markets the Osteomark NTx Serum and Urine tests through distributors and medical laboratories.

    ESTIMATES AND UNCERTAINTIES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

    REVENUE RECOGNITION

    License fees and research and development payments are recognized upon attainment of the agreed-upon milestones. Research testing fees are recognized when the services are substantially complete. Product sales are recognized upon shipment.

    RESEARCH AND DEVELOPMENT EXPENSES

    Research and development costs are expensed as incurred.

    CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents. The carrying amount approximates fair value due to the short maturity of these instruments.

    SHORT-TERM INVESTMENTS

    The Company considers all of its investments as "available for sale," reporting them at fair market value with unrealized gains and losses included as a component of comprehensive income (loss) in shareholders' equity. Realized gains and losses and declines in value of securities judged to be other than temporary are included in interest income.

    CONCENTRATION OF CREDIT RISK

    Trade receivables potentially subject the Company to credit risk. The Company extends credit to its customers based upon an evaluation of the customer's financial condition and credit history and generally does not require collateral. The Company has historically incurred minimal credit losses.

    The Company's range of customers includes research and clinical laboratories and other companies, of which one customer (Johnson & Johnson Clinical Diagnostics, Inc.) accounted for approximately 16%, 22% and 13% of total revenues for the years ended December 31, 1998, 1997 and 1996, respectively.

                           OSTEX INTERNATIONAL, INC.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) INVENTORY

    Inventory consists principally of raw materials and finished goods. Inventories are stated at the lower of cost (first-in, first-out) or market.

    PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are stated at cost and depreciated on the straight-line method over the estimated useful life of the asset. Leasehold improvements are amortized over the shorter of useful lives or the lease term. Estimated lives range from five to eight years. Depreciation and amortization expense charged to operations during 1998, 1997 and 1996 was $685,000, $614,000 and $502,000, respectively.

    COMPREHENSIVE INCOME

    The Company has adopted SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and disclosure of comprehensive income
(loss). Disclosure has been made for all years presented in the statements of shareholders' equity.

    RECLASSIFICATIONS

    Certain prior year balances have been reclassified to conform to the current year presentation.

2.  SHORT-TERM INVESTMENTS

    The Company's short-term investments at December 31, 1998 and 1997, consisted of the following:

                                                       1998        1997
                                                    ----------  -----------
United States treasury obligations................  $        0  $ 7,955,000
Federal agency obligations and discount notes.....   3,418,000    2,686,000
Government agency obligations.....................   2,935,000    3,389,000
Corporate and municipal bonds.....................   1,882,000    2,734,000
                                                    ----------  -----------
                                                    $8,235,000  $16,764,000
                                                    ----------  -----------
                                                    ----------  -----------

    The maturities of all classes of the Company's assets were less than two years at December 31, 1998 and 1997.

                           OSTEX INTERNATIONAL, INC.

3.  PROPERTY, PLANT & EQUIPMENT

    Property, plant & equipment at December 31, 1998 and 1997 consisted of the following:

                                                       1998         1997
                                                    -----------  -----------
Leasehold improvements............................  $ 2,426,000  $ 2,426,000
Laboratory and manufacturing equipment............    1,304,000    1,277,000
Computers and office equipment....................    1,050,000      975,000
                                                    -----------  -----------
                                                      4,780,000    4,678,000
Accumulated depreciation and amortization.........   (2,398,000)  (1,713,000)
                                                    -----------  -----------
Net property, plant & equipment...................  $ 2,382,000  $ 2,965,000
                                                    -----------  -----------
                                                    -----------  -----------

4.  OTHER ASSETS

    Other assets represent a $599,000 investment in preferred stock of Metrika, Inc., a privately held development stage, medical device company. The investment is recorded in the accompanying financial statements at cost and represents an ownership interest of less than 10%.

5.  NOTE PAYABLE

    In July 1996, the Company borrowed $746,000 under a secured promissory note agreement. The note is secured by real property and equipment and is payable in equal monthly installments of principal and interest of $20,000. The interest rate is 12.5% and the note agreement allows the Company to make additional borrowings, up to a maximum of $1,500,000 for future capital needs.

    Minimum principal payments are as follows:

1999..............................................   207,000
2000..............................................   117,000
                                                    --------
                                                    $324,000
                                                    --------
                                                    --------

6.  SHAREHOLDERS' EQUITY

    STOCK OPTION PLANS

    The Company has three stock option plans; the Amended and Restated Stock Option Plan (the "Old Plan"), the 1994 Stock Option Plan (the "1994 Plan"), both administered by the Compensation Committee of the Board of Directors, and the Directors' Nonqualified Stock Option Plan (the "Directors' Plan"), (collectively the "Stock Option Plans"). The Old Plan no longer permits additional stock option grants. Shares of common stock reserved for issuance to the Company's employees and directors under the 1994 Plan and the Directors' Plan are 1,750,000 and 350,000, respectively, and shares available for grant under the 1994 Plan and the Directors' Plan at December 31, 1998 are 354,900 and 110,000, respectively. These options generally vest ratably over three to four years. All options granted under these plans expire upon the earlier of 90 days after termination of employment or 10 years from the date of grant. Options are granted with exercise prices equal to fair market value.

                           OSTEX INTERNATIONAL, INC.

6.  SHAREHOLDERS' EQUITY (CONTINUED)
    Information relating to stock options outstanding and stock options exercisable at December 31, 1998 is as follows:

                                OPTIONS OUTSTANDING
                   ---------------------------------------------      OPTIONS EXERCISEABLE
                                  WEIGHTED                         --------------------------
                                   AVERAGE           WEIGHTED                     WEIGHTED
    RANGE OF       NUMBER OF   REMAINING LIFE        AVERAGE       NUMBER OF      AVERAGE
EXERCISE PRICES     SHARES        IN YEARS        EXERCISE PRICE    SHARES     EXERCISE PRICE
----------------   ---------  -----------------   --------------   ---------   --------------
  $ .08 - $ 1.75     207,050          7               $  .81         78,750        $  .42
  $2.10 - $ 5.00   1,596,287          9               $ 3.17        671,856        $ 3.26
  $5.63 - $17.13      32,750          7               $10.87         29,032        $11.45
                   ---------                                       ---------       ------
                   1,836,087          9               $ 3.04        779,638        $ 3.28
                   ---------                                       ---------       ------
                   ---------                                       ---------       ------

    Information relating to stock options activity is as follows:

                                                  1998                   1997                    1996
                                          --------------------   ---------------------   --------------------
                                                      WTD AVG                 WTD AVG                WTD AVG
                                           SHARES    EX. PRICE     SHARES    EX. PRICE    SHARES    EX. PRICE
                                          ---------  ---------   ----------  ---------   ---------  ---------
Outstanding at beginning of period......  1,962,301    $3.34      1,827,626    $6.61     1,431,279    $4.51
Granted.................................    338,500     1.91      2,227,925     3.76       446,000    12.30
Exercised...............................         --       --       (184,000)    1.37        (8,950)    4.56
Canceled................................   (464,714)    3.47     (1,909,250)    7.14       (40,703)    9.64
                                          ---------              ----------              ---------
Outstanding at end of period............  1,836,087    $3.04      1,962,301    $3.34     1,827,626    $6.61
                                          ---------              ----------              ---------
                                          ---------              ----------              ---------
Exerciseable at end of period...........    779,638    $3.28        481,451    $3.34       914,029    $4.03
Weighted average fair value of options
  granted...............................  $    1.36              $     2.24              $    7.00

    Options outstanding have weighted average remaining contractual lives of nine and eight years at December 31, 1998 and 1997.

    The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for stock options issued at market value on the date of grant. Had compensation cost for the Company's stock option plans been determined based on the fair value of the options at the grant date for awards in 1998, 1997 and 1996 consistent with the provisions of SFAS No. 123, the Company's net loss and net loss per common equivalent share would have changed to the pro forma amounts indicated below:

                                        1998         1997         1996
                                     -----------  -----------  -----------
Net loss--as reported..............  $(8,095,000) $(2,264,000) $(8,070,000)
Net loss--pro forma................  $(8,513,000) $(2,222,000) $(8,729,000)
Basic and diluted net loss per
  common and common equivalent
  share--as reported...............  $      (.64) $      (.18) $      (.65)
Basic and diluted net loss per
  common and common equivalent
  share--pro forma.................  $      (.67) $      (.18) $      (.70)

                           OSTEX INTERNATIONAL, INC.

6.  SHAREHOLDERS' EQUITY (CONTINUED)
    The fair value of each option grant is established on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for new grants in 1998: zero dividend yield; expected volatility of 88%; average risk-free interest rate of 5.0%; and expected lives of five years. Assumptions for options granted in 1997 were: zero dividend yield; expected volatility of 85%; average risk-free interest rates of 6.8%; and expected lives of five years. Assumptions for options granted in 1996 were: zero dividend yield; expected volatility of 59%; average risk-free interest rates of 6.1%; and expected lives of five years. The difference between reported and pro forma net loss in 1997 was a $42,000 credit to income as the model recognizes canceled options in the period they occur. The SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, therefore the resulting pro forma compensation cost may not be representative of that to be expected in future years.

7.  LICENSING AGREEMENTS

    Under the Company's license agreements with the Washington Research Foundation ("WRF"), the Company has the worldwide exclusive right to commercialize technology developed from certain research by the University of Washington ("UW"). As consideration for the licenses acquired and for the attainment of certain milestones, the Company paid WRF certain nonrefundable fees and issued common stock to the WRF and UW. In addition, future cash payments and common stock grants may be due upon attainment of certain other milestones. All legal costs incurred by WRF in connection with the filing, prosecution, and maintenance of certain defined patent rights are paid by the Company. During 1998, 1997 and 1996, the Company incurred approximately $150,000, $123,000 and $154,000 of patent expenses. The Company is obligated to pay WRF royalties on net sales of any licensed products.

8.  REVENUES

    The Company has a sublicense agreement and a research and development agreement with Mochida Pharmaceutical Co., Ltd. ("Mochida"). Under the sublicense agreement, the Company granted exclusive manufacturing, marketing and distribution rights to certain of the Company's products in Japan. Through December 31, 1998, the Company had earned fees and milestone payments of $2,000,000, including $450,000 in 1997 and none in 1998 and 1996. The Company has received all milestone payments to be earned in connection with the license agreement for the urine test. Mochida has an option to license the Company's serum test. Under the research and development agreement, the Company earned no payments during 1998 and 1997 and $1,080,000 during 1996.

9.  RELATED PARTY TRANSACTIONS

    RESEARCH AGREEMENTS

    The Company has entered into two research agreements with the University of Washington which extend through December 31, 2000. Total expense was $367,000, $499,000 and $304,000 during 1998, 1997 and 1996, respectively. Minimum payments in 1999 and 2000 under these agreements will be $160,000 and $150,000, respectively.

                           OSTEX INTERNATIONAL, INC.

10.  COMMITMENTS AND CONTINGENCIES

    LEASES

    The Company has entered into noncancelable operating leases for office space and certain equipment. Future minimum payments under these leases are as follows:

1999..............................................    $501,000
2000..............................................     494,000
2001..............................................     496,000
2002..............................................     527,000
2003..............................................     527,000
                                                    ----------
                                                    $2,545,000
                                                    ----------
                                                    ----------

    Total rent expense was approximately $481,000, $584,000 and $538,000 in 1998, 1997 and 1996, respectively.

    LITIGATION

    In June 1996, the Company filed an action in the United States District Court for the Western District of Washington against Osteometer Biotech A/S, a medical technology company based in Denmark ("Osteometer"), and Diagnostic Systems Laboratories Inc. for patent infringement. The Company believes Osteometer's bone resorption immunoassay incorporates technology which infringes patented Ostex technology. The lawsuit is currently scheduled for trial commencing August, 1999. At the present time management cannot predict the outcome of the lawsuit but intends to continue to vigorously assert its position.

11.  OTHER INCOME--PROCEEDS FROM LEGAL SETTLEMENT

    On November 4, 1997, the Company announced settlement with Boehringer Mannheim GMBH ("Boehringer Mannheim") under which the Company received a lump sum payment of $6,200,000. The settlement between the two parties was the result of a ruling by the American Arbitration Association awarding damages to the Company in connection with a dispute between the Company and Boehringer Mannheim.

12.  FEDERAL INCOME TAXES

    Deferred taxes are determined using an asset and liability approach.

    The Company has incurred operating losses since inception and accordingly has determined that the net deferred tax assets do not satisfy recognition criteria. Therefore, a valuation allowance has been recorded against the net deferred tax assets and no tax benefit has been recorded in the accompanying

                           OSTEX INTERNATIONAL, INC.

12.  FEDERAL INCOME TAXES (CONTINUED)
statement of operations. The change in the valuation allowance during 1998 and 1997 was $2,966,000 and $586,000, respectively. The Company's deferred tax assets (liabilities) are as follows:

                                                           DECEMBER 31,
                                                    --------------------------
                                                        1998          1997
                                                    ------------  ------------
Net operating loss carryforward...................  $ 12,512,000  $ 10,039,000
Research and experimentation credits..............       588,000       363,000
Excess of market value over the exercise price of
  common stock options............................            --        77,000
Property, plant and equipment.....................       145,000       (47,000)
Other.............................................       221,000        68,000
                                                    ------------  ------------
Gross deferred tax asset..........................    13,466,000    10,500,000
Valuation allowance...............................   (13,466,000)  (10,500,000)
                                                    ------------  ------------
Net deferred tax asset............................  $         --  $         --
                                                    ------------  ------------
                                                    ------------  ------------

    At December 31, 1998, the Company had tax net operating loss carryforwards of $36,800,000 which expire between 2004 and 2018.

13.  SUBSEQUENT EVENT

    In January 1999, the Board of Directors approved a plan to repurchase up to 1,000,000 shares of the Company's common stock.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Ostex International, Inc.:

    We have audited the accompanying balance sheets of Ostex International, Inc. (a Washington corporation) as of December 31, 1998 and 1997, and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ostex International, Inc. as of December 31, 1998 and 1997 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/ ARTHUR ANDERSEN LLP

Seattle, Washington,
January 29, 1999

SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS

Ostex International, Inc.
2203 Airport Way South, Suite 400
Seattle, WA 98134-9967
Tel: (206) 292-8082
Fax: (206) 292-8625

INDEPENDENT ACCOUNTANTS

Arthur Andersen LLP
801 Second Avenue, Suite 800
Seattle, WA 98104

LEGAL COUNSEL

Perkins Coie LLP
1201 Third Avenue, 40th Floor
Seattle, WA 98101

TRANSFER AGENT AND REGISTRAR

ChaseMellon Shareholder Services L.L.C.
Shareholder Relations
85 Challenger Road
Ridgefield Park, NJ 07660
Website: www.chasemellon.com

INVESTOR RELATIONS

Lippert/Heilshorn & Associates, Inc.
300 Montgomery Street, Suite 1140
San Francisco, CA 94104

SEC FORM 10-K

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is available without charge upon written request to Investor Relations at the Company's headquarters.

SHAREHOLDERS OF RECORD

As of December 31, 1998, the Company had 133 registered shareholders of record of its common stock.

SHAREHOLDER INQUIRIES

Communications concerning transfer requirements, lost certificates and changes of address should be directed to the Transfer Agent. For general information about the Company and its activities, contact the Investor Relations Department at Company headquarters.

INFORMATION SERVICE

For timely information about Ostex, news releases are available via facsimile on the Company's News-on-Demand service by calling (800) 356-8061 or on the World Wide Web at http://www.hnt.com/ bizwire/cnn/451.htm.

PRICE RANGE OF COMMON STOCK

The following table lists the high and low trading prices for the Company's common stock as reported on the Nasdaq National Market System.

1998                                                                       HIGH        LOW
-----------------------------------------------------------------------  ---------  ---------
1st quarter............................................................  $    3.06  $    1.88
2nd quarter............................................................       3.00       1.25
3rd quarter............................................................       2.00       0.31
4th quarter............................................................  $    1.00  $    0.34


1997                                                                       HIGH        LOW
-----------------------------------------------------------------------  ---------  ---------
1st quarter............................................................  $    7.88  $    3.75
2nd quarter............................................................       4.38       1.94
3rd quarter............................................................       4.13       2.25
4th quarter............................................................  $    4.50  $    2.13

The Company's common stock is traded on the Nasdaq National
Market-Registered Trademark-under the symbol OSTX. No dividends have been paid on the common stock.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held Thursday, June 3, 1999, at 9:00 am at the Sheraton Seattle Hotel & Towers, Seattle, Washington.

OSTEX WEBSITE

For more information about Ostex, visit http://www.ostex.com.

Osteomark and Ostex are registered trademarks of Ostex International, Inc. Nasdaq National Market is a registered trademark of the National Association of Securities Dealers, Inc.

                                       2