Form 10-K405, Exhibit 13
period 1999-12-31
OSTEX INTERNATIONAL INC /WA/
filed 2000-03-30
CIK 932631

                                                                      EXHIBIT 13

SELECTED FINANCIAL DATA


(IN THOUSANDS, EXCEPT SHARE AMOUNTS)
-----------------------------------------------------------------------------------------------------------------------
FISCAL YEAR ENDED DECEMBER 31,                            1999          1998          1997         1996           1995

REVENUES:
    Product sales and research testing services       $   4,732    $    3,047     $   3,658   $    2,860    $    1,830
    License fees and research and development
    payments                                                  -             -           450        1,087         1,495
                                                     -----------  ------------  ------------  -----------  ------------
         Total revenues                                   4,732         3,047         4,108        3,947         3,325

COST OF PRODUCTS SOLD                                     1,130           814           899          926           603
GROSS MARGIN ON PRODUCT SALES                             3,602         2,233         2,759        1,934         1,227
    (Percentage of sales)                                   76%           73%           75%          68%           67%

OPERATING EXPENSES:

    Research and development                              1,734         2,901         4,470        3,163         3,200
    Selling, general and administrative                   3,831         8,122         8,031        9,201         6,583
                                                     -----------  ------------  ------------  -----------  ------------
         Total operating expenses                         5,565        11,023        12,501       12,364         9,783
                                                     -----------  ------------  ------------  -----------  ------------

         Loss from operations                           (1,963)       (8,790)       (9,292)      (9,343)       (7,061)

    Other Income:

         Proceeds from legal settlement                       -             -         6,200            -             -

         Interest income, net                               393           695           828        1,273         1,684
                                                     -----------  ------------  ------------  -----------  ------------
    Net loss                                          $ (1,570)     $ (8,095)     $ (2,264)     $(8,070)     $ (5,377)
                                                     ===========  ============  ============  ===========  ============

-----------------------------------------------------------------------------------------------------------------------

Basic and diluted net loss per common and

    common equivalent share                            $ (0.13)     $  (0.64)      $ (0.18)     $ (0.65)      $ (0.45)
                                                     ===========  ============  ============  ===========  ============

-----------------------------------------------------------------------------------------------------------------------
Weighed average shares used in calculation
net loss per share                                      12,522        12,696        12,574       12,441        11,929
                                                     ===========  ============  ============  ===========  ============




(IN THOUSANDS)
-----------------------------------------------------------------------------------------------------------------------
DECEMBER 31,                                              1999         1998          1997        1996            1995

BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments     $  8,400      $ 10,979      $ 18,965     $ 21,229      $ 27,794
Working capital                                          9,205        10,624        18,368       20,901        28,361
Total assets                                            12,297        15,065        24,112       25,691        32,841
Accumulated deficit                                    (33,793)      (32,223)      (24,128)     (21,864)      (13,794)
Total shareholders' equity                            $ 11,709      $ 13,488      $ 21,644     $ 23,526      $ 31,518
                                                     ===========  ============  ============  ===========  ============

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         Ostex International, Inc. (the "Company") is engaged in the discovery and commercialization of products associated with osteoporosis and other collagen-related diseases. The Company's lead product, the OSTEOMARK-registered trademark- NTx test, incorporates breakthrough and patented technology in the area of bone resorption measurement. Ostex has formed collaborative relationships with leading reference laboratories and pharmaceutical companies to aid in the commercialization of Osteomark.

         This Management's Discussion and Analysis of Financial Condition and Results of Operations includes a number of forward-looking statements which reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those discussed below, that could cause actual results to differ materially from historical results or those anticipated. Words used herein such as "believes," "anticipates," "expects," "intends," and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. In addition, the disclosures on page 19 under the caption "Other Factors that May Affect Operating Results," consist principally of a brief discussion of risks which may affect future results and are thus, in their entirety, forward-looking in nature. Readers are urged to carefully review and consider the various disclosures made by the Company in this report and in the Company's other reports filed with the Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, that attempt to advise interested parties of the risks and factors that may affect the Company's business.

         On May 8, 1995, the Osteomark NTx Urine test first became commercially available in the United States as a urinary test that provides a quantitative measure of the excretion of cross-linked N-telopeptides of type I collagen ("NTx") as an indicator of human bone resorption. Prior to becoming commercially available, the Osteomark NTx Urine test was available in the United States only for research purposes. On February 2, 1999, the Company received clearance to market the Osteomark NTx Serum test in the United States. Osteomark NTx Serum is the first and only commercially available test in the United States that measures specific bone breakdown by osteoclasts using a blood sample.

         The Company's revenues have consisted primarily of product sales and fees for research testing services, as well as licensing fees and research and development payments from Mochida Pharmaceutical, Co., Ltd. ("Mochida"). Mochida has agreed to pay Ostex up to approximately $6,600,000 in a combination of licensing fees and research and development milestone payments, of which $5,850,000 has been received to date. Under the research and development agreement, Mochida has an option to license the NTx Serum test. Future payments totaling $750,000 are contingent upon Mochida's decision to exercise its option to license the NTx Serum test and achievement of certain milestones.

         Expenses incurred have been primarily for production, selling, administrative, and research and development activities and have exceeded revenues in each year since the Company's inception. As of December 31, 1999, the Company had an accumulated deficit of $33,793,000. Successful future operations depend upon the Company's ability to effectively commercialize and market its products. The Company will require a substantial amount of additional funds to develop new products and to fund the level of selling, general and administrative expenses that the Company expects to incur in connection with its product commercialization efforts in the next several years.

RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997. The Company had total revenues of $4,732,000 for the year ended December 31, 1999, compared to $3,047,000 and $4,108,000 for the years ended December 31, 1998 and 1997, respectively.

         Revenue from product sales and research testing services for the year ended December 31, 1999 was $4,732,000, compared to $3,047,000 and $3,658,000 in the years ended December 31, 1998 and 1997, respectively. The increase of $1,685,000 in 1999 compared to 1998 revenue is attributable to higher volumes of Osteomark urine kits and the introduction of the Osteomark serum kit, both of which are sold to laboratories, pharmaceutical companies and distributors worldwide. Lower urine kit volume and reduction in duplicate testing of patient samples for some customers resulted in a $611,000 decrease in 1998 revenue compared to 1997.

         No license fees and research and development payments were received during 1999 nor in 1998. In 1997, $450,000 in net license fees and research and development payments were received from Mochida. The decreases in 1999 and 1998 were expected and are due to prior years attainment of scheduled milestones.

         The Company's cost of products sold totaled $1,130,000 for the year ended December 31, 1999, compared to $814,000 and $899,000 for the same periods in 1998 and 1997, respectively. The gross margin rate on product sales for the year ended 1999 was 76%, compared to 73% for 1998 and 75% for 1997. The increase in gross margin rate from 1998 to 1999 was due to higher manufacturing volume and a slight increase in the average sales price per kit. The slight decrease from 1997 to 1998 was a function of decreased manufacturing volume. Increased manufacturing volume reduces unit cost by spreading certain fixed overhead expenses over a higher number of units produced.

         The Company's research and development expenditures totaled $1,734,000, $2,901,000, and $4,470,000, in 1999, 1998, and 1997, respectively. The
$1,167,000 decrease from 1998 to 1999 was primarily attributable to the Company's restructuring plan implemented in December 1998. Research and development expenses also decreased in 1998 over 1997 due to the cost of certain clinical studies that occurred during 1997 and the reduction in funding to outside companies associated with the NTx point-of-care development program. Included in 1997 was a study for the determination of the NTx reference range in males, a study to complement physician interpretation of NTx results in postmenopausal women, and preliminary studies for the use of the Osteomark test in helping to identify bone metastases. Additionally, research and development expenditures include research grants to the University of Washington; however these grants have decreased year after year for 1997, 1998 and 1999.

         Selling, general and administrative expenses totaled $3,831,000, $8,122,000, and $8,031,000, in 1999, 1998 and 1997, respectively. The $4,291,000 decrease in expenses from 1998 to 1999 was driven primarily by the Company's December 1998 restructuring plan and reductions in both litigation and marketing related activities. The slight increase from 1997 to 1998 was due to the implementation of expanded and new marketing programs including direct mail and advertising activities and the Company's physician education program.

         Proceeds from legal settlement resulted from the receipt of a non-recurring lump sum payment of $6,200,000 from Boehringer Mannheim GmbH ("Boehringer Mannheim") in October 1997. The settlement between the two parties was the result of a ruling by the American Arbitration Association awarding damages to the Company in connection with a dispute between the Company and Boehringer Mannheim.

         Interest income totaled $421,000, $747,000, and $901,000 for the years ended December 31, 1999, 1998, and 1997, respectively. The decreases in 1999 and 1998 were primarily due to lower average invested balances resulting from using cash to fund the Company's operating losses.

         At December 31, 1999, the Company had tax net operating loss carryforwards of $38,100,000, which will begin to expire in 2004. Income taxes are provided in the Statements of Operations as required by Statement of Financial Accounting Standards No. 109, "Accounting For Income Taxes" ("SFAS No. 109"). Under SFAS No. 109, deferred taxes are determined using an asset and liability approach. The Company has determined that the tax assets do not satisfy the recognition criteria set forth in SFAS No. 109. Accordingly, a valuation adjustment has been recorded against the applicable deferred tax assets, and therefore no tax benefit has been recorded.

LIQUIDITY AND CAPITAL RESOURCES

         As of December 31, 1999 the Company had $8,400,000 in cash and cash equivalents and short-term investments, working capital of $9,205,000 and total shareholders' equity of $11,709,000. During 1999, cash, cash equivalents and short-term investments decreased by $2,579,000, working capital decreased by $1,419,000 and shareholders' equity decreased by $1,779,000. The decreases were primarily the result of the net loss incurred during 1999.

         The Company used $1,951,000 of cash for operating activities in 1999 and $76,000 for the purchase of laboratory, manufacturing and office equipment. During 1999, the Company repurchased on the open market 245,000 shares of common stock at a total cost of $286,000. In 1996, the Company entered into a note agreement that provides up to $1,500,000 for expansion of manufacturing and administrative facilities and has borrowed $746,000 against the note. The note is repayable in 48 equal monthly installments of principal and interest of $20,000. As of December 31, 1999, outstanding borrowings under this agreement were $115,000.

         The Company's future capital requirements depend upon many factors, including the effectiveness of Osteomark NTx Serum and Urine tests commercialization activities and arrangements; continued scientific progress in its research and development programs; the costs involved in filing, prosecuting and enforcing patent claims; the manufacturing needs for new products; and the time and costs involved in obtaining regulatory approvals. Additional funds from equity or debt financing may be required. There can be no assurance that such additional funds will be available on favorable terms, if at all. Because of the Company's significant long-term cash requirements, it may seek to raise additional capital if conditions in the public equity markets are favorable or through private placements, even if the Company does not have an immediate need for additional cash at that time. If additional financing is not available, the Company believes that its existing available cash, its future license and research revenues from existing collaboration agreements, its current level of product sales and interest income from short-term investments will be adequate to fund operations into the foreseeable future.

OTHER FACTORS THAT MAY AFFECT OPERATING RESULTS

         The Company's operating results may fluctuate due to a number of factors including, but not limited to, volume and timing of product sales, pricing, market acceptance of the Company's products, changing economic conditions in the healthcare industry, activities of competitors, delays and increased costs of product and technology development, the Company's ability to develop and maintain collaborative arrangements, the outcome of litigation, and the effect of the Company's accounting policies and other risk factors detailed in the Company's 1999 Form 10-K and other SEC filings. All of the foregoing factors are difficult for the Company to predict and can materially adversely affect the Company's business and operating results.

OSTEX INTERNATIONAL, INC.

BALANCE SHEETS


(IN THOUSANDS, EXCEPT SHARE AMOUNTS)
--------------------------------------------------------------------------------------------------------------
DECEMBER 31,                                                                       1999             1998

ASSETS
CURRENT ASSETS:
     Cash and cash equivalents                                                     $   1,562        $   2,744
     Short-term investments                                                            6,838            8,235
     Trade receivables and other current assets,
         net of allowance of $34 in 1999 and $80 in 1998                               1,142              858
     Inventory, at cost                                                                  251              247
                                                                                --------------  ---------------
         Total current assets                                                          9,793           12,084
                                                                                --------------  ---------------

Property, Plant and Equipment, net                                                     1,905            2,382

Other Assets                                                                             599              599
                                                                               --------------  ---------------

         Total assets                                                              $  12,297        $  15,065
                                                                               ==============  ===============

--------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
     Accounts payable                                                               $    278         $    557
     Accrued expenses                                                                    195              696
     Current portion of note payable                                                     115              207
                                                                               --------------  ---------------

         Total current liabilities                                                       588            1,460
                                                                               --------------  ---------------

NONCURRENT LIABILITIES

     Note payable, net of current portion                                                  -              117
                                                                               --------------  ---------------

Commitments and Contingencies

SHAREHOLDERS' EQUITY:
     Common stock, $.01 par value, 50,000,000 authorized;
         12,469,050 and 12,696,250 issued and outstanding                                125              127
     Additional paid-in capital                                                       45,494           45,642
     Accumulated items of comprehensive income (loss)
     Accumulated deficit                                                                (117)             (58)

                                                                                     (33,793)         (32,223)
                                                                               --------------  ---------------
         Total shareholders' equity                                                   11,709           13,488
                                                                               --------------  ---------------
         Total liabilities and shareholders' equity                                $  12,297        $  15,065
                                                                               ==============  ===============


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

OSTEX INTERNATIONAL, INC.

STATEMENTS OF OPERATIONS


(IN THOUSANDS, EXCEPT SHARE AMOUNTS)
-------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31,                                                   1999              1998              1997

REVENUE:
     Product sales and research testing services (RTS)           $       4,732          $  3,047            $3,658
     License fees and research and development payments                      -                 -               450
                                                               ----------------  ----------------  ----------------
          Total revenues                                                 4,732             3,047             4,108
                                                               ----------------  ----------------  ----------------

COST OF PRODUCTS SOLD                                                    1,130               814               899
GROSS MARGIN ON PRODUCT SALES                                            3,602             2,233             2,759
     (Percentage of sales)                                                 76%               73%               75%

OPERATING EXPENSES:

     Research and development                                            1,734             2,901             4,470
     Selling, general and administrative                                 3,831             8,122             8,031
                                                               ----------------  ----------------  ----------------
          Total operating expenses                                       5,565            11,023            12,501
                                                               ----------------  ----------------  ----------------

          Loss from operations                                         (1,963)           (8,790)           (9,292)

OTHER INCOME (EXPENSES):

     Proceeds from legal settlement                                          -                 -             6,200
     Interest income                                                       421               747               901
     Interest expense                                                      (28)              (52)              (73)
                                                               ----------------  ----------------  ----------------

          Net loss                                                 $   (1,570)       $   (8,095)       $   (2,264)
                                                               ====================================================

-------------------------------------------------------------------------------------------------------------------

Basic and diluted net loss per common and
     common equivalent share                                        $   (0.13)        $   (0.64)        $   (0.18)
-------------------------------------------------------------------------------------------------------------------
Weighted average shares used in calculation
     net loss per share
                                                                        12,522            12,696            12,574
-------------------------------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

OSTEX INTERNATIONAL, INC.

STATEMENTS OF CASH FLOWS


 (IN THOUSANDS)
---------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31,                                                       1999            1998             1997

CASH FLOWS FROM OPERATING ACTIVITIES
     Net loss                                                            $  (1,570)      $  (8,095)       $  (2,264)
     Adjustments to reconcile net loss to net cash used
         in operating activities -
         Depreciation and amortization                                         553             685              651
         Expense from issuance of warrants                                     134               -              197
         (Increase) decrease in receivables and other current assets          (284)             486            (183)
         (Increase) decrease in inventory                                       (4)             (46)            (48)
         Decrease in other assets                                                -               38               -
         Increase (decrease) in accounts payable                              (279)            (872)            170
         Increase (decrease) in accrued expenses                              (501)             166             296
                                                                      --------------  --------------   --------------
            Net cash used in operating activities                           (1,951)         (7,638)          (1,181)
                                                                      --------------  --------------   --------------

CASH FLOWS FROM INVESTING ACTIVITIES:

     Purchases of short-term investments                                    (5,801)        (31,606)         (20,426)
     Proceeds from sales and maturities of short-term investments            7,139          40,074           23,535
     Purchase of property, plant and equipment                                 (76)           (102)          (1,105)
                                                                      --------------  --------------   --------------
            Net cash provided by investing activities                        1,262           8,366            2,004
                                                                      --------------  --------------   --------------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Net proceeds from issuance of common stock
          and exercise of stock options                                          2               -              252
     Stock Repurchases                                                        (286)
     Payments on note payable                                                 (209)           (185)            (163)
                                                                      --------------  --------------   --------------
            Net cash provided by (used in) financing activities               (493)           (185)              89
                                                                      --------------  --------------   --------------

NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS                                                            (1,182)            543              912

CASH AND CASH EQUIVALENTS, beginning of period                               2,744           2,201            1,289

                                                                      --------------  --------------   --------------
CASH AND CASH EQUIVALENTS, end of period                                 $   1,562       $   2,744        $   2,201
                                                                      ==============  ==============   ==============


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

OSTEX INTERNATIONAL, INC.

 STATEMENTS OF SHAREHOLDERS EQUITY


(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                           Accumulated
                                                            Additional        Other                                        Total
                                            Common Stock      Paid-in      Comprehensive   Accumulated   Comprehensive Shareholders'
                                          Shares    Amount    Capital      Income (Loss)     Deficit          Loss         Equity
                                         -------------------------------------------------------------------------------------------
 BALANCE, DECEMBER 31, 1996                12,442     $ 125    $45,195          $    70   $ (21,864)                       $ 23,526
------------------------------------------------------------------------------------------------------------------------------------
 Expense for stock and option grants           70         -        197                -             -                -           197
 Stock options exercised                      184         2        250                -             -                -           252
 Comprehensive loss
    Unrealized loss on short-term
    investments                                 -         -          -             (67)             -             (67)          (67)
      Net loss                                  -         -          -                -       (2,264)          (2,264)       (2,264)
                                         -------------------------------------------------------------------------------------------
 Comprehensive loss                                                                                            (2,331)
                                         -------------------------------------------------------------------------------------------
 BALANCE, DECEMBER 31, 1997                12,696       127     45,642                3      (24,128)                         21,644
                                         -------------------------------------------------------------------------------------------

 Expense for stock and option grants            -         -          -                -             -                -             -
 Stock options exercised                                                                                             -             -
                                                -         -          -                -             -
 Comprehensive loss
    Unrealized loss on short-term
    investments                                 -         -          -             (61)             -             (61)          (61)
      Net loss
                                                -         -          -                -       (8,095)          (8,095)       (8,095)
                                         -------------------------------------------------------------------------------------------
 Comprehensive loss                                                                                            (8,156)
                                         -------------------------------------------------------------------------------------------
 BALANCE, DECEMBER 31, 1998
                                           12,696       127     45,642             (58)      (32,223)                         13,488
                                         -------------------------------------------------------------------------------------------

 Warrants issued to outside consultants         -         -        134                -             -                -           134
 Stock options exercised                       18         -          2                -             -                -             2
 Stock repurchase plan                      (245)       (2)      (284)                                                         (286)
 Comprehensive loss
    Unrealized loss on short-term
    investments                                 -         -          -             (59)             -             (59)          (59)
      Net loss                                  -         -          -                -       (1,570)          (1,570)       (1,570)
                                         -------------------------------------------------------------------------------------------
 Comprehensive loss                                                                                            (1,629)
                                         -------------------------------------------------------------------------------------------
 BALANCE, DECEMBER 31, 1999                12,469     $ 125    $45,494         $  (117)    $ (33,793)                       $ 11,709
                                         -------------------------------------------------------------------------------------------

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

ESTIMATES AND UNCERTAINTIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

Product sales are recognized upon shipment. Research testing fees are recognized when the services are substantially complete. License fees and research and development payments are recognized upon attainment of the agreed upon milestones.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development costs are expensed as incurred.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. The carrying amount approximates fair value due to the short maturities of these investments.

SHORT-TERM INVESTMENTS

The Company considers all of its short-term investments to be "available for sale," reporting them at fair market value with unrealized gains and losses included as a component of comprehensive income (loss) in shareholders' equity. Realized gains and losses and declines in value of securities judged to be other than temporary are included in interest income. Contractual maturities range from one to 35 years.

CONCENTRATION OF CREDIT RISK

Trade receivables potentially subject the Company to credit risk. The Company extends credit to its customers based upon an evaluation of the customer's financial condition and credit history and generally does not require collateral. The Company historically has incurred minimal credit losses.

The Company's customers includes research and clinical laboratories and other companies, of which one customer accounted for approximately 14%, 16% and 22% of total revenues for the years ended December 31, 1999, 1998 and 1997, respectively.

INVENTORY

Inventory consists principally of raw materials and finished goods. Inventories are stated at the lower of cost (first-in, first-out) or market.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of their useful lives or the lease term. Estimated lives range from five to ten years. Depreciation expense charged to operations during 1999, 1998 and 1997 was $553,000, $685,000 and $614,000,
respectively.

COMPREHENSIVE INCOME

The Company has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and disclosure of comprehensive income (loss). Disclosure has been made for all years presented in the statements of shareholders' equity.

NOTE 2

SHORT-TERM INVESTMENTS

The Company's short-term investments at December 31, 1999 and 1998 consisted of the following:


                                                                                  1999              1998
                                                                                  ----              ----
Federal agency obligations and discount notes                                $ 947,000        $3,418,000
Government agency obligations                                                4,754,000         2,935,000
Corporate and municipal bonds                                                1,137,000         1,882,000
                                                                       ---------------- -----------------
                                                                            $6,838,000        $8,235,000
                                                                       ================ =================

NOTE 3

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at December 31, 1999 and 1998 consisted of the following:


                                                                                 1999               1998
                                                                                 ----               ----
Leasehold improvements                                                     $2,405,000         $2,426,000
Laboratory and manufacturing equipment                                      1,315,000          1,304,000
Computers and office equipment                                              1,136,000          1,050,000
                                                                   ------------------- ------------------
                                                                            4,856,000          4,780,000
Accumulated depreciation and amortization                                 (2,951,000)        (2,398,000)
                                                                   ------------------- ------------------
Net property, plant and equipment                                          $1,905,000         $2,382,000
                                                                   =================== ==================

NOTE 4

OTHER ASSETS

Other assets represent a $599,000 investment in preferred stock of Metrika, Inc., a privately held, development stage, medical device company. The investment is recorded in the accompanying financial statements at cost and represents an ownership interest of less than 5%. The Company periodically assesses the valuation of this asset based on historical financial data and future projections. Management currently believes that the asset is not impaired. However, given the nature of the business, there is a risk that the investment may become impaired in the future.

NOTE 5

NOTE PAYABLE

In July 1996, the Company borrowed $746,000 under a secured promissory note agreement. The note is secured by real property and equipment and is payable in equal monthly installments of principal and interest of approximately $20,000. The note agreement contains certain financial covenants which require the reporting of certain financial ratios and other restrictions. As of December 31, 1999, the Company was not in compliance with these covenants. However, the Company has obtained a waiver from the covenants based upon the relatively low repayment balance and the Company's strong cash position. Based on the existing payment schedule, the loan will be paid in full at the end of June 2000. The interest rate is 12.5% and the note agreement allows the Company to make additional borrowings, up to a maximum of $1,500,000 for future capital needs.

NOTE 6

SHAREHOLDERS' EQUITY

STOCK OPTION PLANS

The Company has three stock option plans: the Amended and Restated Stock Option Plan (the "Old Plan"), the 1994 Stock Option Plan (the "1994 Plan"), both administered by the Compensation Committee of the Board of Directors, and the Directors' Nonqualified Stock Option Plan (the "Directors' Plan"), (collectively the "Stock Option Plans"). The Old Plan no longer permits additional stock option grants.

Shares of common stock reserved for issuance to the Company's employees and directors under the 1994 Plan and the Directors' Plan are 1,750,000 and 350,000, respectively. Shares available for future grants under the 1994 Plan and the Directors' Plan at December 31,1999 are 233,543 and 25,000, respectively. These options generally vest ratably over three to four years. All options granted under these plans expire upon the earlier of 90 days after termination of employment or ten years from date of grant. Options are granted with exercise prices equal to or greater than fair market value.

Information relating to stock options outstanding and stock options exercisable at December 31, 1999 is as follows:



                                             OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
                                ---------------------------------------------- ------------------------------
                                                   WEIGHTED
                                                   AVERAGE         WEIGHTED                       WEIGHTED
                                                  REMAINING        AVERAGE                        AVERAGE
RANGE OF                          NUMBER OF        LIFE IN         EXERCISE       NUMBER OF       EXERCISE
EXERCISE PRICES                     SHARES          YEARS           PRICE          SHARES          PRICE
-------------------------------------------------------------------------------------------------------------
$   0.08 - $   1.75                    543,935        8                 $1.00         218,348          $ .86
$   2.10 - $   5.00                  1,428,959        7                 $3.17         920,476         $ 3.19
$   5.63 - $ 17.13                      20,500        6                $12.76          20,250        $ 12.85
                                --------------- --------------- -------------- --------------- --------------
                                     1,993,394        8                 $2.68       1,159,074         $ 2.92
                                =============== =============== ============== =============== ==============

Information relating to stock options activity is as follows:


                                          1999                       1998                      1997
                                -------------------------- ------------------------- --------------------------
                                                 WEIGHTED                  WEIGHTED                   WEIGHTED
                                                     AVG.                      AVG.                       AVG.
                                                 EXERCISE                  EXERCISE                   EXERCISE
                                    SHARES          PRICE      SHARES         PRICE       SHARES         PRICE
                                -------------------------------------------------------------------------------
Outstanding at beginning of
period                           1,836,087          $3.28   1,962,301         $3.34    1,827,626         $6.61
Granted                            551,485           1.10     338,500          1.91    2,227,925          3.76
Exercised                         (17,500)            .11          --            --    (184,000)          1.37
Cancelled                        (376,678)           2.27   (464,714)          3.47  (1,909,250)          7.14
                                ----------- -------------- ----------- ------------- ------------ -------------
Outstanding at end of period     1,993,394          $2.68   1,836,087         $3.04    1,962,301        $ 3.34
                                =========== ============== =========== ============= ============ =============
Vested at end of period          1,159,074           2.92     779,638         $3.28      481,451        $ 3.34
Weighted average fair
  value of options granted                          $1.23                     $1.36                      $2.24


Options outstanding have weighted average remaining contractual lives of eight and nine years at December 31, 1999 and 1998, respectively.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). Accordingly, no compensation cost has been recognized for stock options issued at market value on the date of grant. Had compensation cost for the Company's stock option plans been determined based on the fair value of the options at the grant date for awards in 1999, 1998 and 1997 consistent with the provisions of SFAS No. 123, the Company's net loss and net loss per common equivalent share would have changed to the pro forma amounts indicated below:


                                                                1999                1998                1997
                                                                ----                ----                ----
Net loss - as reported                                  $(1,570,000)        $(8,095,000)        $(2,264,000)
Net loss - pro forma                                    $(2,171,000)        $(8,513,000)        $(2,222,000)
Basic and diluted net loss per common
 and common equivalent share - as reported                $   (0.13)          $   (0.64)          $   (0.18)
Basic and diluted net loss per common
 and common equivalent share - pro forma                  $   (0.17)          $   (0.67)          $   (0.18)


The fair value of each option grant is established on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for new grants in 1999: zero dividend yield; expected volatility of 129%; average risk-free interest rate of 6.0% and expected lives of five years. Assumptions for options granted in 1998 were: zero dividend yield; expected volatility of 88%; average risk-free interest rate of 5.0%; and expected lives of five years. Assumptions for options granted in 1997 were: zero dividend yield; expected volatility of 85%; average risk-free interest rate of 6.8%; and expected lives of five years. The difference between reported and pro forma net loss in 1997 was a $42,000 credit to income as the model recognizes canceled options in the period they occur. The SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, therefore the resulting pro forma compensation cost may not be representative of that to be expected in future years.

COMMON STOCK WARRANT

During 1999, the Company issued a warrant to an outside consultant for the purchase of 100,000 shares of common stock at an exercise price of $2.00, in exchange for services to be provided to the Company. The warrant vests in twelve equal monthly installments beginning one month after the grant date, and expires three years from the grant date. The Company recorded this warrant in accordance with the provisions of SFAS No. 123 and EITF Issue 96-18, which require that the fair value of the warrant be recognized as expense, and that the fair value be remeasured at each balance sheet date (variable accounting). Total expense recognized in 1999 related to this warrant was approximately $134,000.

NOTE 7

LICENSING AGREEMENTS

Under the Company's license agreements with the Washington Research Foundation ("WRF"), the Company has the worldwide exclusive right to commercialize technology developed from certain research conducted by the University of Washington ("UW"). As consideration for the licenses acquired and for the attainment of certain milestones, the Company paid WRF certain nonrefundable fees and issued common stock to the WRF and UW. In addition, future cash payments and common stock grants may be due upon attainment of certain other milestones. All legal costs incurred by WRF in connection with the filing, prosecution, and maintenance of certain defined patent rights are paid by the Company. The Company is obligated to pay WRF royalties on net sales of any licensed products.

NOTE 8
REVENUES

The Company has a sublicense agreement and a research and development agreement with Mochida Pharmaceutical Co., Ltd. ("Mochida"). Under the sublicense agreement, the Company granted Mochida exclusive manufacturing, marketing and distribution rights to certain of the Company's products in Japan. The Company has received all milestone payments to be earned in connection with the license agreement for the urine assay. Mochida has an option to license the Company's serum assay. Under the research and development agreement, the Company received no payments during 1999 and 1998, and a net payment of $450,000 in 1997.

NOTE 9

RELATED PARTY TRANSACTIONS

RESEARCH AGREEMENTS

The Company has entered into two research agreements with the University of Washington which extend through December 31, 2000. Total expense was $150,000, $367,000 and $499,000 during 1999, 1998 and 1997, respectively. Minimum payments in 2000 under this agreement will be $150,000.

NOTE 10

COMMITMENTS AND CONTINGENCIES

LEASES

The Company has entered into noncancelable operating leases for office space and certain equipment. Future minimum payments under these leases are as follows:


2000                                                          515,000
2001                                                          546,000
2002                                                          544,000
2003                                                          534,000
2004                                                          531,000
Thereafter                                                    398,000
                                                        --------------
Total                                                      $3,068,000
                                                        ==============

Total rent expense was approximately $457,000, $481,000 and $584,000 in 1999, 1998 and 1997, respectively.

LITIGATION

In June 1996, the Company filed an action in the United States District Court for the Western District of Washington against Osteometer Biotech A/S, a medical technology company based in Denmark ("Osteometer"), and Diagnostic Systems Laboratories, Inc. for patent infringement. The Company believes Osteometer's bone resorption immunoassay incorporates technology which infringes the Company's patented technology. At the present time management cannot predict the outcome of the lawsuit but intends to continue to vigorously assert its position.

On November 19, 1999, Roche Diagnostics ("Roche") filed a lawsuit against the Company in Belgium seeking to invalidate three of the Company's European patents as they apply to Belgium. The lawsuit also seeks a declaration that Roche does not infringe the patents in any European country where Roche markets or plans to market their Elecsys-(beta)-Crosslaps (Serum)-registered trademark- diagnostic test. The Company believes that this lawsuit will not lead to an award of damages against the Company.

NOTE 11

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

NOTE 12

FEDERAL INCOME TAXES

Deferred taxes are determined using an asset and liability approach. The Company has incurred operating losses since inception and accordingly has determined that the net deferred tax assets do not satisfy recognition criteria. Therefore, a valuation allowance has been recorded against the net deferred tax assets and no tax benefit has been recorded in the accompanying statement of operations. The change in the valuation allowance during 1999, 1998 and 1997 was $478,000, $2,966,000 and $586,000, respectively. The Company's deferred tax assets (liabilities) are as follows:


                                                                 1999                 1998             1997
                                                                 ----                 ----             ----
Net operating loss carryforward                          $ 12,956,000         $ 12,512,000      $10,039,000
Research and experimentation credits                          650,000              588,000          363,000
Excess of market value over the exercise
price of common stock options                                       -                    -           77,000
Property, Plant and Equipment                                 230,000              145,000         (47,000)
Other                                                         108,000              221,000           68,000
                                                ---------------------- -------------------- ----------------
Gross deferred tax asset                                   13,944,000           13,466,000       10,500,000
Valuation allowance                                       (13,944,000)         (13,466,000)     (10,500,000)
                                                ---------------------- -------------------- ----------------
Net deferred tax asset                                       $      -             $      -         $      -
                                                ====================== ==================== ================


At December 31, 1999, the Company had tax net operating loss carryforwards of $38,100,000 which expire between 2004 and 2019.