Form 10-K405/A, Exhibit 13
period 1999-12-31
OSTEX INTERNATIONAL INC /WA/
filed 2000-04-14
CIK 932631

                                                                    EXHIBIT 13.0

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

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE SHAREHOLDERS OF OSTEX INTERNATIONAL, INC.:

     We have audited the accompanying balance sheets of Ostex International, Inc. (a Washington corporation) as of December 31, 1999 and 1998, and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ostex International, Inc. as of December 31, 1999 and 1998 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.


                                  /s/ ARTHUR ANDERSEN LLP

Seattle, Washington

February 16, 2000